Notice of 2017
Annual Meeting of Stockholders and Proxy Statement

May 18, 2017
191 North Wacker Drive
Conference Center (10th Floor)
Chicago, Illinois 60606

 Care Capital Properties℠

Letter to Our Stockholders

Care Capital Properties, Inc.
191 North Wacker Drive
Suite 1200
Chicago, Illinois 60606
(855) 755-9988

April 7, 2017

Dear Fellow Stockholders:

On behalf of our Board of Directors, we are pleased to invite you to attend the Care Capital Properties, Inc. 2017 Annual Meeting of Stockholders. This year's meeting will be held on Thursday, May 18, 2017, at 191 North Wacker Drive, Conference Center (10th Floor), in Chicago, Illinois. The attached Notice of Annual Meeting of Stockholders and Proxy Statement provide you with information regarding the business to be conducted at the meeting and other important matters regarding our company.

I am proud of the results we delivered in 2016, which marked our first full year operating as an independent public company following our spin-off from Ventas, Inc. in August 2015. We made significant strides in each of the four strategic priorities we laid out at the beginning of last year – migrating to a permanent capital structure, optimizing our portfolio, building out our standalone infrastructure, and making value-enhancing investments – and are pleased to share with you the vision and values that we, not only as fiduciaries, but as stockholders, use to guide our decisions as we position the company for long-term growth and sustained success.

At Care Capital Properties, our vision is to be a different kind of REIT — one that is skilled, focused, and invested:

- **Skilled** in managing a large diversified portfolio of post-acute assets in the dynamic and rapidly changing healthcare environment
- **Focused** on delivering stockholder value by allocating capital intelligently and maintaining a strong financial profile
- **Invested** in helping our operators to grow and win in our large, fragmented and consolidating market

Although we have accomplished many of our goals over the last 19 months, our work is not done. We remain committed to maximizing long-term value for our company and our stockholders through integrity, accountability, transparency, effective oversight, and sound risk management, and we value your confidence and trust as much as the capital you have invested in us.

Your vote is important to us and our business. Prior to the meeting, I encourage you to review the information in the attached Proxy Statement and use telephone or Internet voting, or sign and return your proxy card if you received one by mail, so that your shares will be represented and voted at the meeting. Instructions on how to vote can be found in the Notice of Annual Meeting of Stockholders.

Our Board of Directors greatly appreciates your investment and support.

Sincerely,

Douglas Crocker II
Chairman of the Board of Directors

Notice of Annual Meeting of Stockholders

Date and Time
Thursday, May 18, 2017
8:30 a.m.,
Local (Central) Time

Place
191 North Wacker Drive,
Conference Center (10ᵗʰ Floor),
Chicago, Illinois 60606

The 2017 Annual Meeting of Stockholders of Care Capital Properties, Inc. ("CCP") will be held at 8:30 a.m. local (Central) time on Thursday, May 18, 2017, at 191 North Wacker Drive, Conference Center (10ᵗʰ Floor), Chicago, Illinois 60606. The purposes of the meeting are:

1. To elect the seven director-nominees named in the Proxy Statement to serve until the 2018 Annual Meeting of Stockholders;

2. To ratify the selection of KPMG LLP as our independent registered public accounting firm for fiscal year 2017; and

3. To transact such other business as may properly come before the meeting or any adjournments or postponements of the meeting.

The Proxy Statement following this Notice describes these matters in detail. We have not received notice of any other proposals to be presented at the meeting.

Our Board of Directors has established March 20, 2017 as the record date for the meeting. Accordingly, holders of record of shares of our common stock as of the close of business on that date are entitled to vote at the meeting and any adjournment or postponement thereof. We will make available to our stockholders, for ten days prior to the meeting, a list of stockholders entitled to vote. That list will be available for inspection for any purpose reasonably related to the meeting during normal business hours at our principal executive offices located at 191 North Wacker Drive, Suite 1200, Chicago, Illinois 60606, and it will also be available at the meeting.

Please vote your shares promptly by telephone, over the Internet or, if you have received paper copies of our proxy materials by mail, by signing, dating and returning the proxy card in the envelope provided. Voting your shares prior to the meeting will not prevent you from changing your vote in person if you choose to attend the meeting.

By Order of the Board of Directors,

Kristen M Benson

Kristen M. Benson
Executive Vice President, General Counsel and Corporate Secretary

April 7, 2017
Chicago, Illinois

Voting Information

You are entitled to vote at the 2017 Annual Meeting of Stockholders if you were a stockholder of record at the close of business on March 20, 2017, the record date for the meeting. On the record date, there were 84,049,574 shares of common stock issued and outstanding and entitled to vote at the meeting.

You may vote at the meeting through any of the following methods:



Vote by Telephone
Call (800) 690-6903, 24 hours a day, seven days a week through May 17, 2017



Vote on the Internet
Visit www.proxyvote.com, 24 hours a day, seven days a week through May 17, 2017



Vote by Mail
Request, complete and return a copy of the proxy card in the postage-paid envelope provided



Vote in Person
Request, complete and deposit a copy of the proxy card or complete a ballot at the meeting

Table of Contents

Proxy Statement Summary

This summary highlights information contained elsewhere in this Proxy Statement regarding the matters to be considered at the 2017 Annual Meeting of Stockholders (which we refer to as the "Annual Meeting" or the "meeting"). As it is only a summary, please read this entire Proxy Statement carefully before you vote. Additional information regarding our 2016 performance can be found in our Annual Report on Form 10-K for the year ended December 31, 2016 (which we refer to as our "2016 Form 10-K"). This Proxy Statement and the materials accompanying it are first being sent to stockholders on or about April 7, 2017.

2017 Annual Meeting of Stockholders

Proposals Requiring Your Vote

Proposal No. 1

Election of Directors

The following table provides summary information about our seven director-nominees, each of whom currently serves on our Board of Directors (the "Board"). Ages shown are as of the date of the Annual Meeting. Directors are elected annually by a majority of votes cast in uncontested elections. **Our Board recommends that you vote FOR each of the named director-nominees.**

Name	Age	Director since	Primary Position	Current Committees**	Principal Skills
Douglas Crocker II* †	77	2015	Managing Partner of DC Partners, LLC	Audit **Executive** **Investment**	Real Estate Industry, Corporate Finance, Mergers and Acquisitions, Strategic Planning, Executive Compensation, Corporate Governance
John S. Gates, Jr.*	63	2015	Chairman and Chief Executive Officer of PortaeCo, LLC	Audit **Nominating**	Real Estate Industry, Corporate Finance, Strategic Planning, Operations, Property Management and Project Development, Government Relations
Ronald G. Geary*	69	2015	President of Ellis Park Race Course, Inc.	**Audit** Investment	Healthcare Industry, Corporate Finance, Mergers and Acquisitions, Strategic Planning, Government Relations, Corporate Governance, Accounting, Law
Raymond J. Lewis	52	2015	Chief Executive Officer of CCP	Executive Investment	Real Estate Industry, Corporate Finance, Mergers and Acquisitions, Portfolio Management, Capital Markets, Strategic Planning
Jeffrey A. Malehorn*	56	2015	President and Chief Executive Officer of World Business Chicago	Compensation Executive Investment	Financial Services Industry, Portfolio and Operations Management, Enterprise Risk Management, Business Development, Government Relations, Process Improvement
Dale Anne Reiss*	69	2015	Managing Director of Artemis Advisors, LLC and Chairman of Brock Real Estate, LLC	**Compensation** Executive Nominating	Real Estate Industry, Financial Services Industry, International, Strategic Planning, Corporate Finance, Corporate Governance, Accounting
John L. Workman*	65	2015	Former Chief Executive Officer of Omnicare, Inc.	Compensation Nominating	Healthcare Industry, Corporate Finance, International, Strategic Planning, Operations, Capital Markets, Executive Compensation, Restructuring, Accounting

* Independent Director
† Chairman of the Board
** Bold colored print indicates committee chair.

Proposal No. 2	**Ratification of the Selection of KPMG LLP as Our Independent Registered Public Accounting Firm for Fiscal Year 2017**

KPMG LLP ("KPMG") audited our financial statements for the years ended December 31, 2016 and 2015 and has been our independent registered public accounting firm since our spin-off from Ventas in August 2015. KPMG was also engaged by Ventas to audit our financial statements for the years ended December 31, 2014 and 2013 in connection with our Registration Statement on Form 10 relating to the spin-off. **Our Board recommends that you vote FOR the ratification of the selection of KPMG as our independent registered public accounting firm for fiscal year 2017.**

Electronic Document Delivery to Stockholders

Instead of receiving future copies of our Notice of Annual Meeting and Proxy Statement and annual report by mail, stockholders of record and most beneficial owners may elect to receive an e-mail that will provide electronic links to these documents. Electronic document delivery saves us the cost of producing and mailing documents and will give you an electronic link to the proxy voting site. It is also more environmentally friendly.

We are making this Proxy Statement and the materials accompanying it available to our stockholders via the Internet, as permitted by Securities and Exchange Commission ("SEC") rules. We will mail to stockholders a Notice of Internet Availability containing instructions on how to access our proxy materials and how to vote by proxy online. Starting on or about April 7, 2017, we will also mail this Proxy Statement and the materials accompanying it to stockholders who have requested paper copies. If you would like to receive a printed copy of our proxy materials by mail, you should follow the instructions for requesting those materials included in the Notice of Internet Availability that we mail to you.

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING TO BE HELD ON MAY 18, 2017:
This Proxy Statement, our 2016 Form 10-K and our 2016 Annual Letter to Shareholders are available at www.proxyvote.com.

Questions and Answers

More information about proxy voting, proxy materials and attending the Annual Meeting can be found under "Other Information–Questions and Answers" in this Proxy Statement.

Corporate Governance

One of the purposes of the Annual Meeting is the election of directors for the coming year. In order to make your voting decision, it is important that you understand the nominees' backgrounds, experience and relevant skills and why we believe each of our director-nominees should be elected to the Board. We also provide information regarding the process we follow to select nominees, the roles and responsibilities of our Board and its committees, and the policies and practices that govern the Board's and its committees' exercise of their responsibilities.

Proposal No. 1: Election of Directors

Our Board currently consists of seven directors. Each of our director-nominees presently serves as a director and has been recommended by our Nominating and Governance Committee (the "Nominating Committee"), and approved and nominated by our Board, for re-election at the Annual Meeting.

Under our Amended and Restated Bylaws ("Bylaws"), in uncontested elections (which is the case for the Annual Meeting), a majority of votes cast is required for the election of each director. The number of votes cast "for" a director-nominee must exceed the number of votes cast "against" that nominee. Abstentions and broker non-votes are not counted as votes "for" or "against" a director-nominee and, therefore, will have no effect.

We do not have a staggered Board. Each director elected at the Annual Meeting will hold office until the next succeeding annual meeting of stockholders and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal.

Criteria for Board Membership

Our Guidelines on Governance set forth the process by which the Nominating Committee identifies and evaluates nominees for Board membership. In accordance with this process, the Nominating Committee annually considers and recommends to the Board a slate of directors for election at the next annual meeting of stockholders. In selecting this slate, the Nominating Committee considers incumbent directors who have indicated a willingness to continue to serve on our Board and candidates, if any, identified by our stockholders, as well as other potential candidates identified by the Nominating Committee. Additionally, if at any time during the year a seat on the Board becomes vacant or a new seat is created, the Nominating Committee considers and recommends to the Board a candidate for appointment to fill the vacant or newly created seat.

The Nominating Committee considers different perspectives, skill sets, education, ages, genders, ethnic origins and business experience in its annual nomination process, although it has not established a formal policy regarding diversity in identifying potential director candidates. In general, the Nominating Committee seeks to include on our Board a complementary mix of individuals with diverse backgrounds, industry knowledge and viewpoints reflecting the broad set of challenges that the Board confronts without representing any particular interest group or constituency. The Nominating Committee regularly reviews the size and composition of the Board in light of our changing requirements and seeks nominees who, taken together as a group, possess the skills and expertise appropriate for an effective Board.

In evaluating potential director candidates, the Nominating Committee considers, among other factors, the experience, qualifications and attributes listed below and any additional characteristics that it believes one or more directors should possess, based on an assessment of the perceived needs of our Board at that time. Our Guidelines on Governance provide that, in general, nominees for membership on the Board should:

- ✔ have demonstrated management or technical ability at high levels in successful organizations;
- ✔ be currently employed in positions of significant responsibility and decision making;
- ✔ have experience relevant to our operations, such as real estate, real estate investment trusts ("REITs"), healthcare, finance or general management;
- ✔ be well-respected in their business and home communities;
- ✔ have time to devote to Board duties; and
- ✔ be independent from us and not related to our other directors or employees.

In addition, the Nominating Committee looks for certain characteristics common to all Board members, including integrity, independence, leadership ability and a proven record of accomplishment. Our directors are expected to be active participants in governing our enterprise, and personal commitment of time and effort, expertise in business, professional, academic, political or community affairs, candor, and the ability and willingness to evaluate, challenge and stimulate and to engage in constructive dialogue are also important considerations. To strengthen the effectiveness of our Board and ensure that its members keep informed of best practices, industry trends and other issues of interest, we also encourage our directors to participate in continuing education programs and take advantage of third-party resources, including through membership in the National Association of Corporate Directors.

No single factor or group of factors is necessarily dispositive of whether a candidate will be recommended by our Nominating Committee. The Nominating Committee considers and applies these same standards in evaluating individuals recommended for nomination to our Board by our stockholders in accordance with the procedures described in this Proxy Statement under "Other Information—Requirements for Submission of Stockholder Proposals, Director Nominations and Other Business." Our Board's satisfaction of these criteria is implemented and assessed through ongoing consideration of directors and nominees by the Nominating Committee and the Board, as well as the Board's annual self-evaluation process. Based upon these activities, our Nominating Committee and Board believe that the director-nominees named in this Proxy Statement satisfy these criteria.

In the future, we may retain search firms and other third parties to assist us in identifying potential candidates based on specific criteria that we provide to them, including the qualifications described above.

Director Resignation Policy

In accordance with our Guidelines on Governance, our Board will nominate an incumbent director for re-election only if the director agrees that, in the event the director fails to receive the required majority vote for re-election, he or she will tender, promptly following certification of the election results, an irrevocable resignation that will be effective upon acceptance by the Board. If an incumbent director fails to receive the required majority vote for re-election, our Nominating Committee will act on an expedited basis to determine whether to recommend acceptance or rejection of the director's resignation and submit its recommendation for prompt consideration by the Board. In reaching its decision, the Nominating Committee will evaluate all relevant factors concerning the director, including, but not limited to: (i) the stated reason(s), if any, that votes were not cast in favor of the nominee's election and whether the issue has been or can be resolved; (ii) the director's history of service, qualifications and contributions to the Board; and (iii) the potential impact that the resignation could have on our compliance with exchange listing standards for Board composition, including financial expertise and independence requirements. Our Board will act on the Nominating Committee's recommendation and publicly disclose its decision regarding the tendered resignation by filing a Current Report on Form 8-K with the SEC no later than 90 days following certification of the election results.

Any director who tenders his or her resignation pursuant to our Guidelines on Governance may not participate in any Nominating Committee or Board decision regarding that resignation. If less than a majority of the Nominating Committee members receive the required vote in favor of their re-election in the same election, then the independent directors who received the required vote will be constituted by our Board as a committee to consider the tendered resignation(s) and make a recommendation to the Board. However, if three or fewer independent directors receive the required vote in the same election, all directors not required by our Guidelines on Governance to tender a resignation may participate in considering and recommending to the Board whether to accept or reject the resignation(s). Our Guidelines on Governance do not specify age or term limits for incumbent directors.

Director-Nominees

Below is certain biographical and other information concerning the persons nominated for election as directors, which is based upon statements made or confirmed to us by or on behalf of these nominees, except to the extent certain information appears in our records. Ages shown for all nominees are as of the date of the Annual Meeting. Following each nominee's biographical information, we have provided information concerning the particular experience, qualifications, attributes and skills that led our Nominating Committee and Board to determine that such nominee should serve as a director. In addition, a substantial majority of the nominees serve or have served on boards and board committees (including, in many cases, as board or committee chairs) of other public companies, which we believe provides them with essential leadership experience, exposure to corporate governance best practices and substantial knowledge and skills that enhance the functioning of our Board.

Each nominee listed below has consented to be named in this Proxy Statement and has agreed to serve as a director if elected, and we expect each nominee to be able to serve if elected. If any nominee is unable or unwilling to accept his or her election or is unavailable to serve for any reason, the persons named as proxies will have authority, according to their judgment, to vote or refrain from voting for such alternate nominee as may be designated by the Board.

 **Our Board recommends that you vote FOR each of the named director-nominees.**

Douglas Crocker II



Age: *77*
Director since 2015
Chairman since 2015
Audit, Executive (Chair)
and Investment (Chair)
Committees

Business Experience:
Mr. Crocker currently serves as Managing Partner of DC Partners LLC, a firm that invests in and develops apartment properties, where he previously served as principal from 2003 to 2006. From 2006 to 2014, Mr. Crocker was the Chairman of Pearlmark Multifamily Partners, L.L.C., a commercial real estate firm. From 1993 to 2003, he was the President, Chief Executive Officer and a trustee of Equity Residential (NYSE: EQR), a prominent multifamily REIT, most recently serving as Vice Chairman of the Board. Mr. Crocker has more than 40 years of real estate experience in various executive roles, including serving as: Executive Vice President of Equity Financial and Management Company, a subsidiary of Equity Group Investments, Inc.; President, Chief Executive Officer and a director of First Capital Corporation; Managing Director of Prudential Securities Inc.; Chief Executive Officer of McKinley Finance Group; President of American Invesco; and Vice President of Arlen Realty and Development Company. He was formerly a member of the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") and currently serves on the Advisory Board of the DePaul University Real Estate School. He is also a member of the Board of Trustees of Milton Academy and the National Multi Housing Counsel.

Current Public Company Directorships:
Acadia Realty Trust (NYSE: AKR) (2003-present)
Colony Northstar Inc. (NYSE: CLNS) (2017-present)

Past Public Company Directorships:
Associated Estates Realty Corporation (formerly NYSE, NASDAQ: AEC) (2014-2015)
CYS Investments, Inc. (NYSE: CYS) (2007-2015)
Post Properties, Inc. (NYSE: PPS) (2004-2012)
Ventas, Inc. (NYSE: VTR) (1998-2016)

Skills and Qualifications:
Mr. Crocker is a successful, well-respected and recognized leader in the real estate industry, with extensive executive experience and strong skills in corporate finance, mergers and acquisitions, strategic planning, public company executive compensation, and corporate governance.

John S. Gates, Jr.



Age: 63
Director since 2015
Audit and
Nominating (Chair)
Committees

Business Experience:
Mr. Gates has been Chairman and Chief Executive Officer of PortaeCo, LLC, a private investment company, since 2006. In 1984, Mr. Gates co-founded CenterPoint Properties Trust (formerly NYSE: CNT) ("CenterPoint"), the first U.S. publicly traded industrial REIT, and he served as its Co-Chairman and Chief Executive Officer for the next 22 years. From 2010 to 2014, Mr. Gates was Chairman of the Board of the Regional Transportation Authority (RTA), which oversees all forms of public transportation in the Chicago metropolitan region. Before that, he served as Chairman of the Board and Finance Committee of the Metropolitan Pier and Exposition Authority, which owns and operates Chicago's McCormick Place and Navy Pier. Mr. Gates began his career as an Assistant to former Illinois Governor James R. Thompson. In 1979, he joined CB/Richard Ellis, and in 1981, he co-founded the Chicago office of Jones Lang Wootton (now Jones Lang LaSalle (NYSE: JLL), a global commercial property investment firm. Mr. Gates was formerly a member of the Executive Board of NAREIT and currently serves on the Boards of Directors of Lurie Children's Hospital, Metropolitan Planning Council and the University of Chicago Harris School of Public Policy. He is also an active member of the Commercial Club of Chicago, the World President's Organization and the Urban Land Institute. Mr. Gates has received numerous industry awards, including being named "Outstanding REIT CEO" by Realty Stock Review in its annual survey of institutional investors for the six consecutive years prior to the sale of CenterPoint in 2006.

Current Public Company Directorships:
Davis Funds (NYSE: NYVTX) (2007-present)
DCT Industrial Trust (NYSE: DCT) (2006-present)

Past Public Company Directorships:
None

Skills and Qualifications:
Mr. Gates is a highly regarded and recognized leader in the real estate industry, with extensive experience in public REITs and strong skills in corporate finance, operations, property management and project development, government relations, strategic planning, and other public company matters.

Ronald G. Geary

Age: 69
Director since 2015
Audit (Chair) and
Investment Committees



Business Experience:
Mr. Geary has been President of Ellis Park Race Course, Inc., a thoroughbred racetrack in Henderson, Kentucky since 2006. He previously served as President of Res-Care, Inc. (formerly NASDAQ: RSCR) ("ResCare"), a provider of residential training and support services for persons with developmental disabilities and certain vocational training services, from 1990 to 2006 and as Chief Executive Officer of ResCare from 1993 to 2006. Before that, Mr. Geary was Chief Operating Officer of ResCare from 1990 to 1993.

Current Public Company Directorships:
None

Past Public Company Directorships:
Ventas, Inc. (NYSE: VTR) (1998-2015)

Skills and Qualifications:
Mr. Geary is an attorney and certified public accountant, with extensive executive experience in the healthcare industry and strong skills in corporate finance, mergers and acquisitions, strategic planning, government relations, and corporate governance.

Raymond J. Lewis

Age: 52
Director since 2015
Executive and
Investment Committees



Business Experience:
Mr. Lewis has been Chief Executive Officer of CCP since our spin-off from Ventas, Inc. (NYSE: VTR) ("Ventas") in August 2015. From 2002 to 2015, he held various executive positions of increasing responsibility at Ventas, most recently serving as President from 2010 to 2015. Before that, he was Managing Director of Business Development for GE Capital Healthcare Financial Services, a division of General Electric Capital Corporation ("GECC"), where he led a team focused on mergers and portfolio acquisitions of healthcare assets, and Executive Vice President of Healthcare Finance for Heller Financial, Inc., which was acquired by GECC in 2001, where he had primary responsibility for healthcare lending. He is Chairman Emeritus of the National Investment Center for the Seniors Housing & Care Industry and a member of the Advisory Board of Governors of NAREIT.

Current Public Company Directorships:
None

Past Public Company Directorships:
None

Skills and Qualifications:
Mr. Lewis has substantial executive experience, leadership ability and a proven record of accomplishment, with strong skills in real estate finance, mergers and acquisitions, portfolio management, capital markets, and strategic planning.

Jeffrey A. Malehorn

Age: 56
Director since 2015
Compensation,
Executive and
Investment Committees



Business Experience:
Mr. Malehorn has been President and Chief Executive Officer of World Business Chicago, a public-private, non-profit, partnership between the City of Chicago and the business community focused on economic development, since 2013. He previously spent 28 years in various capacities at General Electric Corporation, most recently serving as President and CEO of GE Capital, Commercial Distribution Finance, from 2009 to 2012, President and CEO of GE Capital Healthcare Financial Services from 2004 to 2008, and President and CEO of GE Commercial Finance's Global Financial Restructuring Business from 2002 to 2004. Additionally, Mr. Malehorn was Corporate Citizenship Leader for GE Chicago and the Co-Leader for GE Capital America's Commercial Council. He was named a GE Company Officer in 2001. From 1991 through 2001, Mr. Malehorn was a Leader at GE Capital Real Estate, where he founded and led the Senior Living & Hospitality Financing business unit from 1993 to 1995, led the debt and equity origination business nationally from 1997 to 1998, and was the European Platform Leader from 1999 to early 2002. Mr. Malehorn is the former Chairman of the Board of the Metropolitan Chicago American Heart Association, serves as a Board member of Junior Achievement and the Greater Chicago Food Depository and was a founding Midwest Board member for BuildOn.

Current Public Company Directorships:
None

Past Public Company Directorships:
None

Skills and Qualifications:
Mr. Malehorn is an experienced global leader in the financial services industry and has substantial executive experience and strong skills in portfolio and operations management, enterprise risk management, business development, government relations, and process improvement.

Dale Anne Reiss

Age: 69
Director since 2015
Compensation (Chair),
Executive and
Nominating Committees



Business Experience:
Ms. Reiss has been Managing Director of Artemis Advisors, LLC, a real estate restructuring and consulting firm, since 2008 and Chairman of Brock Real Estate, LLC, a boutique investment bank, since 2010. She was previously a Senior Partner at Ernst & Young LLP from 1995 to 2008 and served as Global and Americas Director of the real estate, hospitality and construction practices there from 1999 to 2008. Subsequently, she served as Senior Advisor to the Global Real Estate Center of Ernst & Young LLP from 2008 to 2011. Ms. Reiss currently serves on the Police Pension Board of the City of Sanibel, Florida and the Boards of Directors of Educational Housing Services, Inc., the Southwest Florida Community Foundation and the Guttmacher Institute. She is also a former director of the Urban Land Institute and the Pension Real Estate Association.

Current Public Company Directorships:
CYS Investments, Inc. (NYSE: CYS) (2015-present)
iStar Inc. (NYSE: STAR) (2008-present)
Tutor Perini Corporation (NYSE: TPC) (2014-present)

Past Public Company Directorships:
Post Properties, Inc. (NYSE: PPS) (2008-2013)

Skills and Qualifications:
Ms. Reiss is a certified public accountant with extensive knowledge of global strategic and financial management and investment and governance issues and comprehensive experience involving public and private companies across many industries, including real estate, construction, and financial services.

John L. Workman



Age: 65
Director since 2015
Compensation and
Nominating Committees

Business Experience:

Mr. Workman served as Chief Executive Officer of Omnicare, Inc. (formerly NYSE: OCR) ("Omnicare"), a provider of comprehensive pharmaceutical solutions, from 2012 to 2014. Before that, he was President and Chief Financial Officer of Omnicare from 2011 to 2012 and Chief Financial Officer of Omnicare from 2009 to 2011. From 2004 to 2009, Mr. Workman served as Executive Vice President and Chief Financial Officer of HealthSouth Corporation (NYSE: HLS) ("HealthSouth"). Prior to joining HealthSouth, he served as Chief Executive Officer, as Chief Operating Officer and as Chief Financial Officer of U.S. Can Corporation, a manufacturer of steel and plastic containers, during his six-year tenure there. Before that, he spent more than 14 years with Montgomery Ward & Company, Inc., serving in various capacities, including Chief Financial Officer and Chief Restructuring Officer. Mr. Workman began his career with KPMG LLP, where he was a partner.

Current Public Company Directorships:

ConMed Corporation (NASDAQ: CNMD) (2015-present)
Federal Signal Corporation (NYSE: FSS) (2014-present)

Past Public Company Directorships:

APAC Customer Service (NASDAQ: APAC) (2008-2011)
Omnicare, Inc. (formerly NYSE: OCR) (2012-2014)

Skills and Qualifications:

Mr. Workman is a certified public accountant with substantial executive experience in the healthcare industry, proven leadership ability and strong skills in capital markets, strategic planning, operations, restructuring and other public company matters, including executive compensation.

The CCP Board

Board Independence



Not Independent — 1
6
Independent

Tenure



All directors serving since **2015**

Skills and Experience

Our director-nominees bring relevant skills and experience in many areas, including:

- Accounting
- Business Development
- Capital Markets
- Corporate Governance
- Executive Compensation
- Healthcare Industry
- Real Estate Industry
- Strategic Planning

Director Independence

Our Guidelines on Governance require that at least a majority of the members of our Board meet the criteria for independence under the rules and regulations of the NYSE and all applicable securities laws and regulations. For a director to be considered independent under the NYSE's listing standards, the director must satisfy certain bright-line tests, and the Board must affirmatively determine that the director has no direct or indirect material relationship with us. Not less than annually, our Nominating Committee and Board evaluate the independence of each non-management director on a case-by-case basis by considering any matters that could affect his or her ability to exercise independent judgment in carrying out the responsibilities of a director, including all transactions and relationships between that director, members of his or her family and organizations with which that director or family members have an affiliation, on the one hand, and us, our subsidiaries and our management, on the other hand. Any such matters are evaluated from the standpoint of both the director and the persons or organizations with which the director has an affiliation. Each director abstains from participating in the determination of his or her independence.

Based on its most recent review, the Board has affirmatively determined that each of the following directors has no direct or indirect material relationship with us and qualifies as independent under the NYSE's listing standards: Douglas Crocker II, John S. Gates, Jr., Ronald G. Geary, Jeffrey A. Malehorn, Dale Anne Reiss, and John L. Workman. Raymond J. Lewis is not considered independent under the NYSE listing standards due to his employment as our Chief Executive Officer.

The Board's Role and Responsibilities

Our Board provides guidance and oversight with respect to our financial and operating performance, strategic plans, key corporate policies and decisions, and enterprise risk management. Among other matters, our Board considers and approves significant acquisitions, dispositions and other transactions and advises and counsels senior management on key financial and business objectives. Members of the Board monitor our progress with respect to these matters on a regular basis, including through presentations made at Board and committee meetings by our executive management team.

Risk Oversight

Management has primary responsibility for identifying and managing our exposure to risk, subject to active oversight by our Board of the processes we establish to assess, monitor and mitigate that exposure. The Board, directly and through its committees, routinely discusses with management our significant enterprise risks and reviews the guidelines, policies and procedures we have in place to address those risks, such as our approval process for acquisitions, dispositions and other investments. At Board and committee meetings, directors engage in comprehensive analyses and dialogue regarding specific areas of risk following receipt of written materials and in-depth presentations from management and third-party experts. This process enables our Board to focus on the strategic, financial, operational, legal, regulatory and other risks that are most significant to us and our business in terms of likelihood and potential impact and ensures that our enterprise risks are well understood, mitigated to the extent reasonable and consistent with the Board's view of our risk profile and risk tolerance.

In addition to the overall risk oversight function administered directly by our Board, each of our Audit and Compliance ("Audit"), Compensation, Nominating and Investment Committees exercises its own oversight related to the risks associated with the particular responsibilities of that committee.


Board and Committee Oversight of Risk
Board of Directors
Reviews and considers overall risk
Audit Committee
Compensation Committee
Investment Committee
Nominating Committee
Reviews financial, accounting and internal control risks and the mechanisms through which we assess and manage risk, and has certain responsibilities with respect to our compliance programs.
Evaluates whether our compensation policies and practices, as they relate to both executive officers and employees generally, encourage excessive risk-taking.
Responsible for overseeing certain transaction-related risks, including the review of transactions in excess of certain thresholds, with existing tenants or borrowers, or that involve investments in non-core assets.
Focuses on risks related to corporate governance, board effectiveness and succession planning.

The chairs of these committees report on such matters to the full Board at each regularly scheduled Board meeting and other times as appropriate. Our Board believes that this division of responsibilities is the most effective approach for identifying and addressing risk, and through Mr. Crocker's role as our non-executive Chairman, our Board leadership structure appropriately supports the Board's role in risk oversight, as well as management accountability for mitigating the significant enterprise risks identified in our day-to-day operations.

Compensation Risk Assessment

As part of its oversight role, our Compensation Committee annually analyzes the risk profile of our compensation policies and practices for all employees, including our executive officers, and the incentives created by the compensation awards it administers. In conducting its risk assessment in 2017, the Compensation Committee reviewed a report prepared by management regarding our existing compensation structure, including our employment, severance and change-in-control arrangements, in the context of our business risk environment and noted several design features of our compensation programs that mitigate the likelihood of excessive risk-taking, including, but not limited to, the following:

- ✔ a balanced mix of cash and equity compensation with a strong emphasis on performance-based incentive awards;
- ✔ multiple quantitative and qualitative performance measures selected in the context of our business strategy and often in tension with each other;
- ✔ regular review of comparative compensation data to maintain competitive compensation levels in light of our industry, size and performance;
- ✔ incentive award opportunities that do not provide minimum guaranteed payouts, are based on a range of performance outcomes and plotted along a continuum and have capped payouts, subject in all cases to the Compensation Committee's overall assessment of performance;
- ✔ restricted stock awards granted for prior-year performance with multi-year vesting schedules to enhance retention;
- ✔ a portion of equity compensation granted in the form of performance-based restricted stock units with a three-year performance period that encourages the creation and preservation of long-term stockholder value;
- ✔ minimum stock ownership guidelines that align executive officers with long-term stockholder interests; and
- ✔ prohibitions on engaging in derivative and other hedging transactions in our securities and restrictions on holding our securities in margin accounts or otherwise pledging our securities to secure loans.

Based on this evaluation, the Compensation Committee determined, in its reasonable business judgment, that our compensation practices and policies for all employees promote behaviors that support long-term sustainability and creation of stockholder value and do not create risks that are reasonably likely to have a material adverse effect on our company.

Governance Policies

Our Guidelines on Governance reflect the fundamental corporate governance principles by which our Board and its committees operate. These guidelines set forth general practices the Board and its committees follow with respect to structure, function, organization, composition and conduct. These guidelines are reviewed at least annually by the Nominating Committee and may be updated periodically in response to changing regulatory requirements, evolving corporate governance practices, input from our stockholders and otherwise as circumstances warrant.

Our Global Code of Ethics and Business Conduct sets forth the legal and ethical standards for conducting our business to which our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, and the directors, officers and employees of our subsidiaries must adhere. Our Global Code of Ethics and Business Conduct covers all significant areas of professional conduct, including employment practices, conflicts of interest, unfair or unethical use of corporate opportunities, protection of confidential information and other company assets, compliance with applicable laws and regulations, political activities and other public policy matters, and proper and timely reporting of financial results. See also "Public Policy Matters."

Our Guidelines on Governance and our Global Code of Ethics and Business Conduct are available in the Corporate Governance section of our website at *www.carecapitalproperties.com/investors/corporate-governance*. We also provide copies of our Guidelines on Governance and our Global Code of Ethics and Business Conduct, without charge, upon request to our Corporate Secretary at Care Capital Properties, Inc., 191 North Wacker Drive, Suite 1200, Chicago, Illinois 60606. Waivers from, and amendments to, our Global Code of Ethics and Business Conduct that apply to our Chief Executive Officer, Chief Financial Officer or persons performing similar functions will be timely posted on our website at *www.carecapitalproperties.com*. The information on our website is not a part of this Proxy Statement.

Transactions with Related Persons

We have adopted a written Policy on Transactions with Related Persons that describes the consideration and approval of transactions in which any of our directors, officers or employees (or their immediate family members) has a direct or indirect material interest. Under the policy, we may not enter into any such transaction unless it has been made known to, and reviewed and approved or ratified by, the Audit Committee or the disinterested members of our Board. Our Global Code of Ethics and Business Conduct requires our directors, officers and employees to disclose in writing to our General Counsel any existing or proposed transaction in which he or she has a personal interest, or in which there is or might appear to be a conflict of interest by reason of his or her connection to another business organization. Our General Counsel reviews these matters with the Chairman of the Board to determine whether the transaction raises a conflict of interest that warrants review and approval by the Audit Committee or the disinterested members of the Board. In determining whether to approve or ratify a transaction, the Audit Committee or disinterested members of the Board consider all relevant facts and circumstances available to them and other factors they deem appropriate.

Since the beginning of 2016, we have not engaged in any transactions with related persons.

Public Policy Matters

We are committed to ethical business conduct and expect our directors, officers and employees to act with integrity and to conduct themselves and our business in a way that protects our reputation for fairness and honesty. Consistent with these principles, our Global Code of Ethics and Business Conduct and our Global Anti-Corruption Policy, we have established the policies and practices described below with respect to political contributions and other public policy matters.

- **Political Contributions and Expenditures.** We do not use corporate funds or resources for direct contributions to political candidates, parties or campaigns. Corporate resources include non-financial donations, such as the use of our property in a political campaign or our employees' use of work time, e-mail and telephones to solicit for a political cause or candidate.

- **Public Policy Advocacy.** We do not have a political action committee. However, we may advocate a position, express a view or take other appropriate action with respect to legislative or political matters affecting our company or our interests. We may also ask our employees to make personal contact with governmental officials or to write letters to present our position on specific issues. Any such advocacy is done in compliance with applicable laws and regulations.

- **Individual Political Activity.** We believe that our directors, officers and employees have rights and responsibilities to participate in political activities as citizens, including voting in elections, keeping informed on political matters, serving on civic bodies, contributing financially to political action committees, and contributing financially to, and participating in the campaigns of, the political candidates of their choice. Accordingly, our directors, officers and employees are not constrained from engaging in political activities, making political contributions, expressing political views or taking action on any political or legislative matter, so long as they are acting in their individual capacity, on their own time and at their own expense. Directors, officers and employees acting in their individual capacity must not give the impression that they are speaking on our behalf or representing our company in such activities.

- **Relationships with Government Officials.** Our directors, officers and employees may not maintain any relationship or take any action with respect to public officials that could impugn our integrity or reputation. In particular, our directors, officers and employees may not offer, promise or give anything of value, including payments, entertainment and gifts, to any government official, employee, agent or other intermediary of the United States government or any domestic or foreign government.

How to Communicate with Directors

Stockholders and other parties interested in communicating directly with our Board or any director on Board-related issues may do so by writing to Board of Directors, c/o Corporate Secretary, Care Capital Properties, Inc., 191 North Wacker Drive, Suite 1200, Chicago, Illinois 60606, or by submitting an e-mail to bod@carecapitalproperties.com. Additionally, stockholders and other parties interested in communicating directly with the Chairman of the Board or with the independent directors as a group may do so by writing to Chairman, Care Capital Properties, Inc., 191 North Wacker Drive, Suite 1200, Chicago, Illinois 60606, or by sending an e-mail to independentbod@carecapitalproperties.com. Communications addressed to our Board or individual members of the Board are screened by our Corporate Secretary for appropriateness before distributing to the Board, or to any individual director or directors, as applicable.

Board Structure and Processes

Leadership

Our Board recognizes that one of its key responsibilities is to evaluate and determine its optimal structure so as to provide effective oversight of management and a fully engaged, high-functioning Board. The Board understands that no single approach to Board leadership is universally accepted and that the appropriate leadership structure may vary based on a company's size, industry, operations, history and culture. Consistent with this understanding, our Board, led by our Nominating Committee, annually assesses its structure in light of our operating and governance environment at the time to ensure it remains in our best interests and the interests of our stockholders. Following its most recent review, the Board has determined that our existing leadership structure–under which an independent, non-executive chair leads our Board–is effective, provides the appropriate balance of authority between those persons charged with overseeing our company and those who manage it on a day-to-day basis and achieves the optimal governance model for us and for our stockholders at the current time.

Under our Bylaws and Guidelines on Governance, our Board has discretion to determine whether to separate or combine the roles of Chief Executive Officer and Chairman of the Board as part of the evaluation of its structure. Mr. Crocker, a well-respected and recognized leader in the real estate industry, has served as our independent, non-executive Chairman since our spin-off from Ventas in 2015, and our Board continues to believe that the separation of the roles of Chairman and Chief Executive Officer is most advantageous to us and our stockholders under current circumstances. Mr. Crocker possesses extensive knowledge of the issues, opportunities and risks facing us, our business and our industry and has demonstrated the vision and leadership necessary to focus the Board's time and attention on the most critical matters and to facilitate constructive dialogue among Board members on strategic issues. These leadership attributes are uniquely important to our company given the value to our business of opportunistic capital markets execution and our culture of proactive engagement and risk management. Moreover, the separated roles enable Mr. Lewis to exhibit decisive leadership, clear accountability and consistent communication of our message and strategy to all of our stakeholders, while mitigating governance risks and countervailing any unwarranted concentration of power into the Chief Executive Officer.

Board and Committee Evaluations

Pursuant to our Guidelines on Governance, our Board and its committees conduct annual self-evaluations under the direction of the Nominating Committee. The evaluations are intended to provide the Board and its committees with an opportunity to assess their performance for the purpose of improving their processes and effectiveness. As part of this self-evaluation, directors consider and provide feedback on a range of issues, including interactions with and information flow from management, the nature and scope of agenda items, adequacy and efficiency of meetings, Board structure and composition, committee composition and responsibilities, processes to ensure open communication and timely action, the effectiveness of executive sessions, and the Board's role in strategic planning. In addition, directors conduct a limited peer review. The results of the Board and committee self-evaluations are discussed with the full Board.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2016, Ms. Reiss and Messrs. Malehorn and Workman served on our Compensation Committee. No member of the Compensation Committee is, or has been, employed by us or our subsidiaries. None of our executive officers serves on the board of directors of any entity that has one or more of its executive officers serving as a member of our Board or our Compensation Committee.

Independent Compensation Consultant

Under its charter, our Compensation Committee has authority to retain, and approve the terms of engagement and fees paid to, compensation consultants, outside counsel and other advisors that the Compensation Committee deems appropriate, in its sole discretion, to assist it in discharging its duties. Any compensation consultant engaged by our Compensation Committee reports to the Compensation Committee and receives no fees from us that are unrelated to its role as advisor to our Board and its committees. Our Compensation Committee meets regularly with the compensation consultant without management present. Although a compensation consultant may periodically interact with company employees to gather and review information related to our executive compensation program, this work is done at the direction and subject to the oversight of the Compensation Committee. Under the Compensation Committee charter, any compensation consultant retained by our Compensation Committee must be independent, as determined annually by the Compensation Committee in its reasonable business judgment, considering the specific independence factors set forth in Rule 10C-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and all other relevant facts and circumstances.

Willis Towers Watson has served as our Compensation Committee's independent compensation consultant since 2015. In August 2015, our Compensation Committee retained Willis Towers Watson to advise it on matters related to our executive compensation levels and program design for 2016. Our Compensation Committee reviews the scope of work provided by Willis Towers Watson on an annual basis and, in connection with Willis Towers Watson's engagement in 2015, determined that Willis Towers Watson met the independence criteria under the Compensation Committee charter. Willis Towers Watson and its affiliates did not perform any consulting services for us unrelated to executive and director compensation during the year ended December 31, 2016, and Willis Towers Watson's work for the Board and its committees has raised no conflict of interest.

Committees

Our Board has five standing committees that perform certain delegated functions for the Board: (1) the Audit Committee; (2) the Compensation Committee; (3) the Executive Committee; (4) the Investment Committee; and (5) the Nominating Committee. Each of the Audit, Compensation and Nominating Committees operates under a written charter that is available in the Corporate Governance section of our website at *www.carecapitalproperties.com/investors/corporate-governance*. We also provide copies of the Audit, Compensation and Nominating Committee charters, without charge, upon request to our Corporate Secretary at Care Capital Properties, Inc., 191 North Wacker Drive, Suite 1200, Chicago, Illinois 60606. Information on our website is not a part of this Proxy Statement.

Audit Committee

Our Audit Committee assists our Board in fulfilling its responsibilities relating to our accounting and financial reporting practices, including oversight of the quality and integrity of our financial statements; our compliance with legal and regulatory requirements; the qualifications, independence and performance of our independent registered public accounting firm and the performance of our internal audit function.

The Audit Committee maintains free and open communication with the Board, our independent registered public accounting firm, our internal auditor and our financial and accounting management. Our Audit Committee meets separately in executive session, outside the presence of management, with both our independent registered public accounting firm and our internal auditor at each regularly scheduled meeting and at other times as necessary or desirable.

Our Board has determined that each member of the Audit Committee is independent and satisfies the independence standards of the Sarbanes-Oxley Act of 2002 and related rules and regulations of the SEC and the NYSE listing standards, including the additional independence requirements for audit committee members. The Board has also determined that each member of the Audit Committee is financially literate and qualifies as an "audit committee financial expert" for purposes of the SEC's rules.

Compensation Committee

Our Compensation Committee has primary responsibility for the design, review, approval and administration of all aspects of our executive compensation program. The Compensation Committee reviews the performance of, and makes all compensation decisions for, each of our executive officers other than our Chief Executive Officer. With respect to our Chief Executive Officer, the Compensation Committee reviews his performance and makes compensation recommendations to the independent members of our Board. Our Compensation Committee also reviews and makes recommendations to the Board regarding non-employee director compensation.

The Compensation Committee meets regularly throughout the year to review our compensation philosophy and its continued alignment with our business strategy and to consider and approve our executive compensation program for the subsequent year. In consultation with a nationally recognized, independent compensation consultant, the Compensation Committee discusses changes, if any, to the program structure, assesses the appropriate peer companies for benchmarking purposes, sets base salaries and incentive award opportunities, establishes the applicable performance measures and related goals under our incentive plans, evaluates performance in relation to the established measures and goals and determines annual cash and long-term equity incentive awards for our executive officers.

Our executive officers provide support to our Compensation Committee by coordinating meeting logistics, preparing and disseminating relevant financial and other information regarding us and the companies in our compensation peer group as a supplement to the comparative market data prepared by our independent compensation consultant and making recommendations with respect to performance measures and related goals. Our Chief Executive Officer attends meetings at the Compensation Committee's request and recommends to the Compensation Committee compensation changes affecting our other executive officers. However, our Chief Executive Officer plays no role in setting his own compensation. Our General Counsel and Corporate Secretary also attends meetings at the Compensation Committee's request to act as secretary and record the minutes of the meetings, provide updates on legal developments and make presentations regarding certain organizational matters. Our Compensation Committee meets separately in executive session, without management present, at each regularly scheduled meeting and at other times as necessary or desirable.

The Compensation Committee meets during the first quarter of each year to review the achievement of pre-established performance goals for the prior year, to determine the appropriate annual cash and long-term equity incentive awards for executive officers based on that prior-year performance, to certify the payout levels under any performance-based restricted stock units granted to executive officers in previous years, and, as appropriate, to approve grants of equity awards to our executive officers. Our executive officers provide support to our Compensation Committee in this process, and the Chief Executive Officer makes incentive award recommendations with respect to the other executive officers.

Our Board has determined that each member of the Compensation Committee is independent and satisfies the independence standards of the Exchange Act and the related NYSE listing standards, including the additional independence requirements for compensation committee members. The Board has also determined that each member of the Compensation Committee meets the additional requirements for "outside directors" set forth in Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and "non-employee directors" set forth in Rule 16b-3 under the Exchange Act.

Executive Committee

Our Board has delegated to our Executive Committee the power to direct the management of our business and affairs in emergency situations during intervals between meetings of the Board, except for matters specifically reserved for our Board and its other committees. The Executive Committee exercises its delegated authority only under extraordinary circumstances and has not held a meeting to date.

Investment Committee

The function of our Investment Committee is to review and approve proposed acquisitions and dispositions of properties and other investments meeting applicable criteria, in accordance with our Investment and Divestiture Approval Policy. The Investment Committee meets on an ad hoc basis throughout the year as matters that require its approval arise.

Nominating Committee

Our Nominating Committee oversees our corporate policies and other corporate governance matters, as well as matters relating to the practices and procedures of our Board, including the following: identifying, selecting and recommending to the Board qualified director-nominees; making recommendations to the Board regarding its committee structure and composition; overseeing an annual evaluation of the Board and its committees; reviewing and recommending to the Board any changes to our corporate governance guidelines and our corporate code of ethics; periodically reviewing and recommending to the Board changes to our organizational documents; and generally advising the Board on corporate governance and related matters.

Our Board has determined that each member of the Nominating Committee is independent and satisfies the NYSE listing standards.

Meetings and Attendance

Our Board held a total of seven meetings in 2016. Evidencing a strong commitment to our company, each director attended 100% of the total meetings of the Board and the committees on which he or she served that were held in 2016. The table below provides current membership and 2016 meeting information for each of our Board committees.

Name	Audit Committee	Compensation Committee	Executive Committee	Investment Committee	Nominating Committee
Douglas Crocker II*†	✓		Chair	Chair	
John S. Gates, Jr.*	✓				Chair
Ronald G. Geary*	Chair			✓	
Raymond J. Lewis			✓	✓	
Jeffrey A. Malehorn*		✓	✓	✓	
Dale Anne Reiss*		Chair	✓		✓
John L. Workman*		✓			✓
Total Meetings in 2016	5	7	0	5	2

* Independent Director
† Chairman of the Board

Our independent directors meet in executive session, outside the presence of management, at each regularly scheduled quarterly Board meeting and at other times as necessary or desirable. The Chairman chairs all regularly scheduled executive sessions of the Board and all other meetings of the independent directors. Members of our Audit, Compensation and Nominating Committees also meet in executive session, outside the presence of management, at each regularly scheduled committee meeting and at other times as necessary or desirable.

We strongly encourage, but do not require, directors to attend our annual meetings of stockholders. All directors attended our 2016 annual meeting, and we expect each of our directors to attend this year's Annual Meeting.

Director Compensation

Our Board believes that the compensation paid to our non-employee directors should be competitive with our peer group used for executive compensation purposes, as well as public companies of similar enterprise value, market capitalization and total assets, and should enable us to attract and retain individuals of the highest quality to serve as our directors. In addition, the Board believes that a significant portion of non-employee director compensation should align director interests with the long-term interests of our stockholders. Accordingly, non-employee directors receive a combination of cash and equity-based compensation for their services. Each of these components is described below. We also reimburse each non-employee director for travel and other expenses associated with attending Board and committee meetings, director education programs and other Board-related activities. Mr. Lewis, the only member of the Board employed by us, does not receive compensation for his service as a director.

Cash Compensation

Our director compensation program provides that the cash compensation paid to, or earned by, our non-employee directors will be comprised of the following components:

✔ Board retainer of $19,000 for each calendar quarter of service;

✔ Beginning in October 2016, Board or committee chair retainer for each calendar quarter of service, as follows:

• Non-executive Chairman	$12,500
• Audit Committee chair	$3,750
• Compensation Committee chair	$2,500
• Nominating Committee chair	$1,875
• Investment Committee chair	$1,875

except that the non-executive Chairman does not receive an additional retainer fee for also serving as the chair of one or more of the committees for which a quarterly chair retainer is paid; and

✔ Fee of $1,500 for each Board meeting attended in excess of the eighth Board meeting held during the year and $1,500 for each Audit, Compensation or Nominating Committee meeting attended in excess of the eighth such committee meeting, as applicable, held during the year (in each case, including telephonic meetings, but excluding meetings of 30 minutes or less).

Pursuant to our Non-Employee Director Deferred Stock Compensation Plan (the "Director Deferred Plan"), non-employee directors may elect to defer receipt of all or a portion of their cash retainer and meeting fees. Deferred fees are credited to each participating director in the form of stock units, based on the fair market value of our common stock on the deferral date. At the prior election of the participating director, dividend equivalents on the stock units are either paid in cash or credited as additional units. Upon termination of a participating director's service on the Board, or at such later time as he or she has previously designated, the director's stock unit account is settled in whole shares of our common stock on a one-for-one basis and distributed either in one lump sum or installments over a period of not more than ten years, at the director's prior election. Fractional stock units are paid out in cash.

Equity-Based Compensation

Our director compensation program provides that, on the date of election to the Board, each of our non-employee directors will receive an annual equity grant under our 2015 Incentive Plan having a grant date fair value of $114,000, in the form of restricted stock or restricted stock units, at the director's prior election. Shares of restricted stock and restricted stock units granted to our non-employee directors vest in full on the day immediately prior to the next annual meeting of stockholders, subject to the applicable director's continued service on our Board and with accelerated vesting upon death, disability or a change in control. In the case of initial appointment or election to the Board other than by stockholders at an annual meeting, a non-employee director would receive a pro rata portion of the annual equity grant (determined by reference to the number of days remaining in the current term).

On the date of the 2016 annual meeting, each non-employee director received the annual equity grant described above in the form of restricted stock, which will vest in full on the day immediately prior to the Annual Meeting.

Review of Non-Employee Director Compensation

Our Compensation Committee is responsible for annually reviewing the amount and types of compensation to be paid to our non-employee directors and recommending any changes to our non-employee director compensation program for approval by our Board. As part of its annual review, the Compensation Committee may consider information contained in surveys compiled by organizations such as the National Association of Real Estate Investment Trusts or the National Association of Corporate Directors and may retain an independent compensation consultant to advise it on appropriate director compensation levels.

In 2016, our Compensation Committee retained Willis Towers Watson to advise it on matters related to non-employee director compensation levels and program design. After consultation with Willis Towers Watson, the Compensation Committee recommended, and our Board approved, the Board and committee chair retainers described above, effective October 1, 2016.

Minimum Share Ownership Guidelines for Non-Employee Directors

Our minimum share ownership guidelines require that each non-employee director maintain ownership of a minimum number of shares of our common stock having a value of not less than five times the then current annual cash retainer (presently $76,000) paid to such director for service on our Board (excluding, among other things, any additional retainer that may be paid for service as the Chairman or as a committee member or chair). Each non-employee director must satisfy the minimum share ownership levels within five years from the date that he or she first becomes subject to the guidelines (or, upon any increase in the annual cash retainer, within five years from the date of such increase to satisfy the guidelines with respect to such incremental amount) and, until such time, must retain 100% of the shares of our common stock or stock units granted to him or her as compensation minus any shares withheld by us under our share withholding program to pay taxes on the vesting of shares. Compliance with the guidelines is reviewed on July 1 of each year. All of our non-employee directors are currently in compliance with, or in the transition period for, these guidelines.

2016 Non-Employee Director Compensation Table

The following table sets forth the compensation awarded or paid to, or earned by, our non-employee directors during 2016.

Name	Fees Earned or Paid in Cash [1] ($)	Stock Awards [2] ($)	Total ($)
Douglas Crocker II	$ 88,500	$ 114,000	$ 202,500
John S. Gates, Jr.	77,875	114,000	191,875
Ronald G. Geary	79,750	114,000	193,750
Jeffrey A. Malehorn	76,000	114,000	190,000
Dale Anne Reiss	78,500	114,000	192,500
John L. Workman	76,000	114,000	190,000

[1] The amounts shown in the **Fees Earned or Paid in Cash** column reflect quarterly retainer fees described above, including Board and Committee chair retainer fees, effective October 1, 2016, paid as follows: to Mr. Crocker for service as the non-executive Chairman in the amount of $12,500; to Mr. Geary for service as the Audit Committee chair in the amount of $3,750; to Ms. Reiss for service as the Compensation Committee chair in the amount of $2,500; and to Mr. Gates for service as the Nominating Committee chair in the amount of $1,875. Mr. Crocker did not receive an additional fee for his service as the Investment Committee chair. We did not pay any meeting fees in 2016.

With respect to the amounts shown in this column, Messrs. Crocker and Malehorn elected to defer all or a portion of their retainer and meeting fees pursuant to the Director Deferred Plan and were credited with stock units in the following amounts: Mr. Crocker, $88,500 or 3,171 units; and Mr. Malehorn, $38,000 or 1,366 units.

[2] The amounts shown in the **Stock Awards** column represent the full grant date fair value, calculated in accordance with FASB Accounting Standards Codification Topic 718, Compensation–Stock Compensation ("FASB ASC 718"), of shares of restricted stock granted to each non-employee director in 2016. See Note 12 of the Notes to Combined Consolidated Financial Statements included in our 2016 Form 10-K for a discussion of the relevant assumptions used in calculating grant date fair value. Directors are generally entitled to dividends paid, on a current basis, on unvested shares of restricted stock. As of December 31, 2016, Mr. Crocker held 9,168 unvested shares of restricted stock and each of the other non-employee directors held 4,274 unvested shares of restricted stock.

Audit Committee Matters

Another purpose of the Annual Meeting is the ratification of the selection of our independent registered public accounting firm for 2017. In order to make your voting decision, we are providing you with information regarding the factors that the Audit Committee considered in selecting the independent registered public accounting firm, the policies and practices used by the Audit Committee to provide effective oversight of that firm and the fees charged by our independent registered public accounting firm for 2016 and 2015.

Proposal No. 2: Ratification of the Selection of KPMG LLP as Our Independent Registered Public Accounting Firm for Fiscal Year 2017

Our Board has approved the Audit Committee's selection of KPMG as our independent registered public accounting firm for fiscal year 2017 and is submitting such selection for ratification by our stockholders. In making its selection, the Audit Committee carefully considered KPMG's qualifications, including the qualifications of KPMG's audit engagement team, the internal quality control procedures that KPMG has established and any material issues raised by the most recent internal quality control review of KPMG performed by the Public Company Accounting Oversight Board ("PCAOB"). The Audit Committee also evaluated matters regarding auditor independence, including whether the provision of non-audit services would impair KPMG's independence.

Although ratification of the selection of KPMG is not required by our Bylaws or otherwise, the Board values our stockholders' views and believes such submission is appropriate as a matter of good corporate practice. If our stockholders fail to ratify this selection, it will be considered a recommendation to the Audit Committee and the Board to consider the selection of a different firm, and the Audit Committee and the Board may select another independent registered public accounting firm for 2017 without resubmitting the matter to the stockholders. Even if the selection is ratified, the Audit Committee may, in its discretion, select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in our best interests and the best interests of our stockholders.

We expect that a representative of KPMG will be present at the Annual Meeting to respond to appropriate questions and will have the opportunity to make a statement if he or she so desires.

The affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting is required to ratify the selection of KPMG as our independent registered public accounting firm for fiscal year 2017. Abstentions will have the same effect as votes against such proposal, and broker non-votes will have no effect.

 **Our Board recommends that you vote FOR the ratification of the selection of KPMG LLP as our independent registered public accounting firm for fiscal year 2017.**

Audit Committee Report

Management has primary responsibility for the preparation, presentation and integrity of our financial statements and the financial reporting process, including our system of internal controls, subject to oversight by the Audit Committee on behalf of our Board. In the performance of its oversight function, the Audit Committee reviewed and discussed with management our audited financial statements for the year ended December 31, 2016, including the quality, not just the acceptability, of our accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in our financial statements.

The Audit Committee also reviewed and discussed with the independent registered public accounting firm, who is responsible for expressing an opinion as to the conformity of those audited financial statements with accounting principles generally accepted in the United States, its judgments as to the quality, not just the acceptability, of our accounting principles and such other matters required to be discussed by Statement on Auditing Standards No. 1301, *Communications with Audit Committees*. The Audit Committee also received the written disclosures and the letter from the independent registered public accounting firm required by applicable PCAOB rules regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and discussed with the independent registered public accounting firm that firm's independence from our company and its management. In addition, the Audit Committee considered the compatibility of non-audit services with the independent registered public accounting firm's independence.

Our Audit Committee has discussed with the independent registered public accounting firm the overall scope and plans for its audit. The Audit Committee meets regularly with the independent registered public accounting firm, with and without management present, to discuss the results of its examination of our financial statements, its evaluations of our internal controls, and the overall quality of our financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in our 2016 Form 10-K for filing with the SEC. The Audit Committee also recommended, and the Board approved, the selection of our independent registered public accounting firm for fiscal year 2017.

Audit Committee

Ronald G. Geary, Chair
Douglas Crocker II
John S. Gates, Jr.

The foregoing report of the Audit Committee does not constitute soliciting material and shall not be deemed filed, incorporated by reference into or a part of any other CCP filing (including any future filings) under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act, except to the extent we specifically incorporate such report by reference therein.

Audit and Non-Audit Fees

The following table shows information about the fees billed for professional services rendered by KPMG during or related to the years ended December 31, 2016 and 2015. KPMG has served as our independent registered public accounting firm since August 2015. KPMG was also engaged by Ventas to audit our financial statements for the years ended December 31, 2014 and 2013 in connection with our Registration Statement on Form 10 relating to our spin-off from Ventas.

	2016	2015
Audit Fees [1]	$ 1,325,000	$ 902,300
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$ 1,325,000	$ 902,300

[1] Audit Fees included the aggregate fees billed for professional services rendered by KPMG for the audits of our annual combined consolidated financial statements, the reviews of our quarterly combined consolidated financial statements, the 2016 audit of internal control over financial reporting, advice on audit and accounting matters that arose during, or as a result of, the audits or the reviews of our quarterly financial statements, and work on securities offerings and other filings with the SEC, including comfort letters and consents.

KPMG was not engaged to, and did not, provide any audit-related services, tax services or other services to us during 2016 or 2015.

Policy on Pre-Approval of Audit and Permissible Non-Audit Services

Consistent with the requirements of the SEC and the PCAOB, our Audit Committee has responsibility for retaining, compensating and overseeing the work of our independent registered public accounting firm. In recognition of this responsibility, the Audit Committee has implemented procedures relating to the pre-approval of all audit and permissible non-audit services performed by the independent registered public accounting firm to ensure that the provision of such services and related fees do not impair the firm's independence.

In accordance with these procedures, the annual audit services and related fees of the independent registered public accounting firm are subject to specific approval by our Audit Committee. Prior to its engagement, which typically occurs during the first quarter of each fiscal year, the independent registered public accounting firm must provide the Audit Committee with an engagement letter outlining the scope of proposed audit services for that year and the related fees. If agreed to by the Audit Committee, the engagement letter will be formally accepted as evidenced by its execution by the chair of the Audit Committee. The Audit Committee will then review and approve, if necessary, any changes in terms, conditions and fees resulting from changes in audit scope, company structure or other matters.

In addition, our Audit Committee may grant pre-approval for those permissible non-audit services that it believes would not impair the independence of the independent registered public accounting firm. However, the Audit Committee may not grant approval for any services categorized by the SEC as "Prohibited Non-Audit Services." Generally, at or prior to the beginning of each fiscal year, management submits to the Audit Committee a list of certain non-audit services and related fees expected to be rendered by the independent registered public accounting firm during that year. Following review, the Audit Committee pre-approves the non-audit services within each category, and the fees for each category are budgeted. The term of any pre-approved non-audit service is 12 months from the date of pre-approval, unless the Audit Committee specifically provides for a different period. Fee levels for all non-audit services to be provided by the independent registered public accounting firm are established periodically by the Audit Committee, and any proposed services exceeding those levels require separate pre-approval by the Audit Committee. Upon request, the independent registered public accounting firm must provide detailed supporting documentation to the Audit Committee regarding the particular services to be provided. To obtain approval of other permissible non-audit services, management must submit to the Audit Committee those non-audit services for which it recommends the Audit Committee engage the independent registered public accounting firm, and both management and the independent registered public accounting firm must confirm to the Audit Committee that each non-audit service for which approval is requested is not a Prohibited Non-Audit Service.

Our Chief Accounting Officer is responsible for tracking all fees for pre-approved non-audit services provided by the independent registered public accounting firm, and at each regularly scheduled Audit Committee meeting, management reports on the pre-approved non-audit services provided during the quarter and year-to-date and the fees incurred for such services during such periods.

Executive Compensation

In this section of the Proxy Statement, we review our compensation philosophy, the objectives and elements of our compensation program, its alignment with our performance and the 2016 compensation decisions regarding our named executive officers.

Executive Officers

Set forth below is certain biographical information about our executive officers. Ages shown for all executive officers are as of the date of the Annual Meeting.

Name and Position	Age	Business Experience
Raymond J. Lewis Chief Executive Officer	52	Mr. Lewis's biographical information is set forth under "Corporate Governance—Proposal No. 1: Election of Directors" in this Proxy Statement.
Lori B. Wittman Executive Vice President and Chief Financial Officer	58	Ms. Wittman has been our Executive Vice President and Chief Financial Officer since our spin-off from Ventas in 2015. She previously served as Senior Vice President, Capital Markets and Investor Relations of Ventas from 2013 to 2015 and as Vice President, Capital Markets and Investor Relations of Ventas from 2011 to 2013. From 2006 to 2011, she was the Chief Financial Officer and Managing Principal of Big Rock Partners, a real estate private equity firm with over $500 million of assets under management at its peak. Before that, she served as Senior Vice President and Treasurer for General Growth Properties, Inc. and held various capital markets and finance positions with Heitman, Homart Development Company, Citibank and Mellon Bank. Ms. Wittman received a B.A. in Geography and Sociology from Clark University, a Masters in City Planning from the University of Pennsylvania and an M.B.A. from the University of Chicago. She has been a member of the Board of Directors of IMH Financial Corporation since July 2014.
Timothy A. Doman Executive Vice President and Chief Operating Officer	51	Mr. Doman has been our Executive Vice President and Chief Operating Officer since our spin-off from Ventas in 2015. From 2002 to 2015, he held various senior management positions of increasing responsibility at Ventas, most recently serving as its Senior Vice President and Chief Portfolio Officer. Before that, Mr. Doman was a senior asset manager for GE Capital Real Estate, where he managed a commercial real estate equity and loan portfolio, Vice President of Asset Management at Kemper Corporation and a senior appraiser for Arthur Andersen & Co. Mr. Doman received his B.B.A. in Real Estate and Finance from the University of Wisconsin and an M.B.A. in Finance from Indiana University.
Kristen M. Benson Executive Vice President, General Counsel and Corporate Secretary	44	Ms. Benson has been our Executive Vice President, General Counsel and Corporate Secretary since our spin-off from Ventas in 2015. From 2004 to 2015, she held various senior management positions of increasing responsibility at Ventas, most recently serving as its Senior Vice President, Associate General Counsel and Corporate Secretary. Before that, Ms. Benson was an associate at the law firm of Sidley Austin LLP in Chicago, Illinois, where her principal practice areas were securities, mergers and acquisitions and corporate finance. She received her J.D. from the University of Virginia School of Law and her B.B.A. summa cum laude in Finance and Computer Applications from the University of Notre Dame. Ms. Benson is admitted to the Bar in Illinois and currently serves on the Legal Advisory Board of World Business Chicago.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and based on such review and discussions, has recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in the 2016 Form 10-K.

Compensation Committee

Dale Anne Reiss, Chair
Jeffrey A. Malehorn
John L. Workman

The foregoing report of the Compensation Committee does not constitute soliciting material and shall not be deemed filed, incorporated by reference into or a part of any other CCP filing (including any future filings) under the Securities Act or the Exchange Act, except to the extent we specifically incorporate such report by reference therein.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis, or CD&A, describes the principles, objectives, policies and arrangements of our executive compensation program and the compensation decisions made under those programs for 2016. This CD&A focuses on the compensation of our named executive officers for 2016, who were:

Name	Title
Raymond J. Lewis	Chief Executive Officer
Lori B. Wittman	Executive Vice President and Chief Financial Officer
Timothy A. Doman	Executive Vice President and Chief Operating Officer
Kristen M. Benson	Executive Vice President, General Counsel and Corporate Secretary

Executive Summary

Our executive compensation programs are designed to attract, retain and motivate talented executives, to reward executives for the achievement of pre-established quantitative and qualitative goals consistent with our strategic plan and to link compensation to company performance. To that end, we compensate our named executive officers based on policies and arrangements that are intended to closely link compensation to performance. These policies and arrangements, in planned combination, are designed to generate rewards for achievement of high-level company and individual performance and discourage excessive short-term risk taking. We believe this balance is essential to align management with the long-term interests of our stockholders.

In 2016, we compensated our executives primarily through base salary, annual cash incentive compensation and long-term equity incentive compensation. Our executive compensation philosophy emphasizes performance-based incentive compensation over fixed cash compensation, so that a significant majority of total direct compensation is variable, contingent upon meeting or exceeding pre-established performance goals and not guaranteed. In addition, a large percentage of incentive compensation is in the form of equity awards that are either granted to reward past performance or are earned over a three-year performance period. Even though a portion of these equity awards are fully earned for performance that has already been achieved at the time of grant, the awards vest over time to provide additional retention benefits and create greater alignment with stockholders. We believe that the emphasis on incentive-based compensation appropriately focuses our executive officers on the creation of long-term value and encourages prudent evaluation of risks.

2016 Business and Financial Highlights

We are a self-administered, self-managed REIT with a diversified portfolio of skilled nursing facilities ("SNFs") and other healthcare assets operated by private regional and local care providers. We primarily generate our revenues by leasing our properties to unaffiliated tenants under long-term triple-net leases, pursuant to which the tenants are obligated to pay all property-related expenses, including maintenance, utilities, repairs, taxes, insurance and capital expenditures. In addition, we originate and manage a small portfolio of secured and unsecured loans, made primarily to our SNF operators and other post-acute care providers, and own a specialty valuation firm. We aim to create long-term stockholder value through the payment of consistent cash dividends and the growth of our asset base and cash flow.

As of December 31, 2016, our portfolio consisted of 345 properties operated by 38 private regional and local care providers, spread across 36 states and containing a total of approximately 38,000 beds/units. We conduct all of our operations through our wholly owned operating partnership, Care Capital Properties, LP, and its subsidiaries.

We delivered strong results in 2016, while generating robust cash flow to reinvest in our business. Our normalized funds from operations ("FFO") of $3.05 per share* exceeded the high end of our guidance range and enabled us to pay a secure annual dividend of $2.28 per share. During the year, we made significant progress on each of our four strategic priorities of migrating to a permanent capital structure; optimizing our portfolio; building out our standalone infrastructure; and making value enhancing investments:

- ✔ We refinanced or fixed the rates on $1.2 billion of floating rate bank debt that was put in place at the time of our spin-off from Ventas, thereby strengthening our liquidity and lengthening and staggering our debt maturities, and at year end, 84% of our debt was fixed rate, our weighted average maturity was 6.4 years and our weighted average interest rate was 3.8%;

- ✔ We invested $38 million in development or redevelopment of our assets, disposed of 18 non-strategic real estate assets for gross proceeds of $124 million and enhanced our strategic relationships by repositioning assets and restructuring certain of our leases;

- ✔ We invested in, and built out, our organizational infrastructure, including people, processes, systems and tools, which enabled us to operate independently following our successful matriculation off of our transition services agreement with Ventas, and relocated to our new corporate office; and

- ✔ We invested $61 million in new transactions with our preferred operators, including consummating a sale-leaseback transaction of six assets for $36 million.

2016 Compensation Program Changes and Incentive Awards

Following our spin-off from Ventas in 2015, our Compensation Committee undertook a thorough review of our overall executive compensation program, with guidance from Willis Towers Watson, for the purpose of implementing a public company executive compensation program that would motivate superior results and that was aligned with recognized best practices. Based on this review, the Compensation Committee modified the design and structure of our long-term incentive program for 2016 such that a greater percentage of compensation would be based on the achievement of pre-established quantitative performance goals and total shareholder return ("TSR"). For 2016, 25% of the long-term target incentive opportunity for our named executive officers was granted in early 2016 in the form of performance-based restricted stock units ("PSUs") that may vest and settle in shares of our common stock in 2019 based on our three-year TSR performance relative to a specified performance peer group, with 50% of the PSUs vesting for performance at the 25th percentile, 100% of the PSUs vesting for performance at the 50th percentile and 200% of the PSUs vesting for performance at the 80th percentile, or any linear interpolation for performance between the 25th and 80th percentiles. The remaining 75% of the long-term incentive opportunity was awarded in the form of restricted stock granted retrospectively in early 2017 based on the achievement of specified performance goals during 2016, 50% of which was based on the attainment of quantitative measures and 50% of which was based on the evaluation of certain qualitative factors. The Compensation Committee will continue to evaluate our executive compensation program for further refinements that it deems necessary to support our business objectives and that are responsive to evolving best practices.

Overall, our executive compensation program is structured to be strongly aligned with our performance, and the performance measures established by our Compensation Committee are designed to drive the achievement of key business, financial and operational annual and long-term results, in addition to individual contributions. In determining

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* See Annex A for a reconciliation of normalized FFO per share to net income attributable to CCP per share computed in accordance with U.S. generally accepted accounting principles ("GAAP").

our named executive officers' 2016 incentive compensation, the Compensation Committee rigorously evaluated company and individual performance relative to the pre-established quantitative and qualitative goals under our annual cash and long-term incentive plans. Accordingly, the cash incentive awards granted to our named executive officers for 2016 performance ranged from 101.6% to 121.7% of their respective target opportunities, and the restricted stock awards granted to our named executive officers for 2016 performance ranged from 116.7% to 135.4% of their respective target opportunities, in each case generally reflecting above target achievement. No payouts in 2016 were made under the PSU portion of the long-term equity incentive plan, as those awards will not vest or settle in shares of our common stock until 2019, if at all.

Compensation Policies and Practices — Good Governance

Consistent with our commitment to strong corporate governance and accountability and responsiveness to our stockholders, our Board and Compensation Committee have implemented the following compensation policies and practices, which are intended to drive performance and create further alignment with our stockholders' long-term interests:

✔   The structure of our executive compensation program includes a balanced mix of cash and equity compensation, with a strong emphasis on performance-based incentive awards.

✔   Our executive officers' incentive award opportunities are capped, and the value of their awards is determined by the Compensation Committee's assessment of performance with respect to multiple performance measures, including TSR, that are designed to promote the creation of stockholder value.

✔   The long-term equity incentive awards earned by our executive officers for prior-year performance have time-based vesting schedules to enhance retention and alignment with long-term stockholder value.

✔   The competitiveness of our executive compensation program is assessed by comparison to the median of a group of peer companies that are comparable to us in terms of industry, asset class, size and operations.

✔   Our Compensation Committee is comprised solely of independent directors and engages an independent compensation consultant to advise it on matters related to our executive compensation program.

✔   Our employment and severance agreements with executive officers do not provide single-trigger change of control benefits or tax gross-ups, the latter of which are specifically prohibited under our Guidelines on Governance.

✔   We maintain meaningful stock ownership guidelines for our executive officers and non-employee directors that promote a long-term stockholder perspective.

✔   Our recoupment policy enables our Board to "claw back" incentive compensation in the event of a financial restatement.

✔   Our executive officers receive limited benefits, if any, that are not otherwise generally available to all of our employees.

✔   We prohibit our executive officers and directors from engaging in derivative and other hedging transactions in our securities, and we restrict our executive officers and directors from holding our securities in margin accounts or otherwise pledging our securities to secure loans without the prior approval of the Audit Committee (no executive officer or director pledged or held our securities in margin accounts at any time during 2016).

Stockholder Outreach

Because we were an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, prior to January 1, 2017, we were not required to submit an advisory vote to approve our executive compensation to stockholders in connection with our 2016 annual meeting. Nevertheless, as part of our investor relations program, we regularly communicate with our investors and actively engage with them throughout the year at industry conferences and otherwise. We solicit their feedback on executive compensation and corporate governance matters, among other topics. Our goal is to understand the issues that our stockholders tell us matter most to them and to be responsive to, and address, their concerns and observations. Based on our discussions, we learned that our stockholders generally support our corporate governance practices and view our executive compensation programs favorably.

Compensation Philosophy

Our Compensation Committee adopted a compensation philosophy that establishes the framework for designing, setting and administering executive compensation programs that closely support our business strategies. This compensation philosophy reflects the following five guiding principles:

✔ **Simplicity and flexibility** — Executive compensation programs must be simple in design to promote effective administration, communication and understanding, yet evolve over time to meet the changing dynamics of our business and stage of development as an organization.

✔ **Ownership orientation** — Equity incentive compensation should encourage executives to maintain meaningful stock ownership to align with long-term stockholder value creation.

✔ **Balance** — Our executive compensation programs should balance short-term results and decision-making with long-term performance and stockholder value creation, incentivizing executives to make prudent business decisions and avoid excessive risk.



✔ **Competitiveness** — We must be able to effectively attract and retain talent needed to deliver industry-leading performance. Accordingly, compensation should be targeted generally at the market median of healthcare and other comparable REITs, but also should consider the experiences, skills, abilities and performance of individual executives.

✔ **Driving performance** — The majority of pay opportunity should be delivered through variable, incentive-based rewards that are designed with sufficient leverage to permit above-market compensation when performance warrants and below-market compensation when performance falls short of expectations and industry standards. Established goals need to align with our short-term business strategy and long-term value creation and generally be based on objective measures, but should allow the Compensation Committee discretion to evaluate quantitative and qualitative factors to appropriately reward executives for overall company performance and individual contributions.

Objectives of Our Compensation Program

We recognize that effective compensation strategies are critical to recruiting, incentivizing and retaining key employees who contribute to our long-term success and thereby create value for our stockholders. Accordingly, our compensation program is designed to achieve the following primary objectives:

✔ attract, retain and motivate talented executives;

✔ reward performance that meets or exceeds pre-established quantitative and qualitative goals consistent with our strategic plan, while maintaining alignment with stockholders;

✔ provide balanced incentives that discourage excessive risk-taking;

✔ retain sufficient flexibility to permit our executive officers to manage risk and adjust appropriately to meet rapidly changing market and business conditions;

✔ evaluate performance by balancing consideration of those measures that management can directly and significantly influence with market forces that management cannot control (such as monetary policy and interest rate expectations), but that impact stockholder value;

✔ encourage executives to become and remain long-term stockholders of our company; and

✔ maintain compensation and corporate governance practices that support our goal to deliver sustained, superior returns to stockholders.

We seek to align the interests of our executive officers and stockholders by maintaining a performance- and achievement-oriented environment that provides executives with the opportunity to earn market-competitive levels of cash and equity compensation for strong performance measured against key financial and strategic goals that we believe create long-term stockholder value.

Benchmarking and Comparable Companies

In August 2015, our Compensation Committee retained Willis Towers Watson as its independent compensation consultant to advise it on matters related to our named executive officers' compensation levels and program design for 2016. At the time of engagement, our Compensation Committee reviewed Willis Towers Watson's independence, determined that Willis Towers Watson met the independence criteria under the Compensation Committee charter and determined that Willis Towers Watson's engagement raised no conflicts of interest.

For benchmarking purposes, Willis Towers Watson provided our Compensation Committee with comparative market data on compensation practices and programs based on its analysis of a group of peer companies (the "Comparable Companies") and provided guidance on compensation trends and best practices. Using this market data, as supplemented by data compiled in surveys conducted by NAREIT, in the case of Ms. Benson, due to the limited number of direct position matches among the peer companies, Willis Towers Watson advised the Compensation Committee and made recommendations with respect to program design and setting base salaries and incentive award opportunities for our executive officers for 2016.

In evaluating the compensation levels for our named executive officers, our Compensation Committee, in consultation with Willis Towers Watson, considered the competitive positioning of our executive compensation levels relative to compensation data for the Comparable Companies with respect to the following components of pay: base salary; target total cash compensation (base salary plus target annual incentive award); long-term equity incentives (annualized expected value of long-term equity incentive awards); and target total direct compensation (base salary plus target annual incentive award and annualized expected value of long-term equity incentive awards). Consistent with our compensation philosophy, our Compensation Committee generally targets our named executive officer compensation levels to the median of the Comparable Companies for each of these components. Nevertheless, there may be some variation in the pay mix such that target amounts for individual compensation elements, while intended to approximate the market median, may be slightly above or below the competitive range for that element. Target total direct compensation for a named executive officer may also vary outside of the competitive range of the 50th percentile of survey data, where used, due to factors such as performance and contribution, range of data available, factors or responsibilities unique to the executive's role, and market and economic conditions. Internal pay comparisons among certain named executive officers are taken into consideration for purposes of the Compensation Committee's determination of pay mix and target total direct compensation. Our 2016 executive compensation program was designed to deliver compensation levels above or below median if performance exceeded or failed to achieve the goals established for the annual cash and long-term equity incentive awards. We believe this methodology is appropriate for our operating style and reflects the need to attract, retain and stretch top executive talent.

The group of Comparable Companies consists of healthcare and other REITs similar to us in terms of size (generally falling within a range of 0.5x to 2.5x our total capitalization), asset class and operating model. Our Compensation Committee reviews the Comparable Companies annually to evaluate whether their size and operating dynamics remain comparable to ours and may change the composition of the group from time to time, as appropriate. In addition, the Comparable Companies may change from one year to the next due to mergers, go private transactions and other similar events. For purposes of evaluating the compensation of our executive officers in 2016, the Compensation Committee approved the 17 companies identified below as the appropriate Comparable Companies. These companies are the same ones used by our Compensation Committee for purposes of evaluating the post-spin-off compensation of our executive officers in 2015. The Comparable Companies, in general, reported compensation data for executive positions with responsibilities similar in breadth and scope to those of our executive officers (although to a limited extent for Ms. Benson), and we believe these companies commonly compete with us for executive talent and stockholder investment.

BioMed Realty Trust, Inc. (formerly BMR)	Lexington Realty Trust (LXP)	Sabra Health Care REIT, Inc. (SBRA)
EPR Properties (EPR)	Medical Properties Trust, Inc. (MPW)	Spirit Realty Capital, Inc. (SRC)
Healthcare Realty Trust Incorporated (HR)	National Health Investors, Inc. (NHI)	STORE Capital Corporation (STOR)
Healthcare Trust of America, Inc. (HTA)	National Retail Properties, Inc. (NNN)	Strategic Hotels & Resorts, Inc. (BEE)
Hersha Hospitality Trust (HT)	Omega Healthcare Investors, Inc. (OHI)	Sunstone Hotel Investors, Inc. (SHO)
LaSalle Hotel Properties (LHO)	Pebblebrook Hotel Trust (PEB)	

After consultation with Willis Towers Watson, in August 2016, the Compensation Committee modified the Comparable Companies for 2017 compensation purposes, eliminating National Retail Properties, Inc. and Spirit Realty Capital, Inc. because of their size and retail focus, and replacing BioMed Realty Trust, Inc. and Strategic Hotels & Resorts, Inc., which had been taken private in late 2015, with Physicians Realty Trust (DOC) and LTC Properties, Inc. (LTC).

Compensation Mix

Our executive compensation philosophy promotes a compensation mix that emphasizes variable, performance-based pay and aligns with long-term stockholder value. We believe that an emphasis on incentive compensation creates greater alignment with the interests of our stockholders, ensures that our business strategy is executed by decision-makers in a manner that emphasizes the creation of long-term value over short-term results, and encourages prudent evaluation of risks. Accordingly, our compensation structure is designed such that a significant portion of our named executive officers' target total direct compensation is in the form of equity awards that are either granted to reward past performance and vest over time or are earned over a three-year performance period. Even though a portion of these equity awards are fully earned for performance that has already been achieved at the time of grant, the vesting schedule is designed to provide additional retention benefits and create greater alignment with stockholders.

As described above, the Compensation Committee modified our long-term incentive compensation program for 2016 to award 25% of the long-term target incentive opportunity in the form of PSUs granted in early 2016, with the potential to vest from 0% to 200% and settle in shares of our common stock in 2019, depending upon our three-year TSR performance relative to a specified performance peer group. The remaining 75% of the long-term incentive opportunity was awarded in the form of restricted stock granted retrospectively in early 2017, subject to multi-year vesting, based on the achievement of specified performance goals during 2016 that were equally weighted between quantitative and qualitative measures. The Compensation Committee will continue to evaluate the mix of compensation elements for alignment with stockholder interests and business strategy.

The following charts illustrate the mix of target total direct compensation for our named executive officers for 2016, reflecting the percentage of their compensation that was performance-based and "at-risk." Mr. Lewis's target total direct compensation reflects a heavier weight on performance-based incentive compensation due to his leadership role as our Chief Executive Officer and to demonstrate even greater alignment between his compensation structure and the interests of our stockholders.


2016 Target Total Direct Compensation Mix*
CEO
Long-Term Equity Incentive Compensation
Restricted Stock
30%
PSUs
10%
20%
Base Salary
40%
Annual Cash Incentive Compensation
80% Performance-Based Incentive Compensation
Average of Other NEOs
Long-Term Equity Incentive Compensation
Restricted Stock
31%
PSUs
10%
29%
Base Salary
29%
Annual Cash Incentive Compensation
71% Performance-Based Incentive Compensation

* Totals may not add due to rounding.

Elements of Our Compensation Program

The following table summarizes the key elements of our 2016 executive compensation program:

Element		Description	Rationale
Base Salary		Fixed compensation delivered in cash; reviewed annually and adjusted, if appropriate	Provides base amount of market competitive pay
Annual Cash Incentive Award		Variable cash compensation based on performance against financial and qualitative goals	Motivates and rewards achievement of key financial results for the year
Long-Term Equity Incentive Award	PSUs	Variable compensation with payout in shares of common stock based on three-year TSR relative to a specified peer group; performance-based vesting equal to 50% of shares at 25th percentile, 100% of shares at 50th percentile and 200% of shares at 80th percentile	Directly aligns interests of executive officers with creation of long-term stockholder value by linking potential payouts to stock price performance and promotes retention
	Restricted Stock	Variable compensation with award in shares of common stock based on performance against financial and qualitative goals; time-based vesting in three annual installments	Directly aligns interests of executive officers with creation of long-term stockholder value and promotes retention

Base Salary

We consider base salary to be an important component of each named executive officer's total compensation package, as it provides a fixed component of compensation that reflects the executive's position and responsibilities. Base salary is generally targeted to approximate the competitive market median of the Comparable Companies, but may deviate from this target based on an individual's sustained performance, contributions, leadership, experience, expertise and specific roles within our company as compared to the benchmark data. Our Compensation Committee reviews base salaries annually and may make adjustments to better match competitive market levels or to recognize an executive's promotion, professional growth and development or increased responsibilities. The Compensation Committee also considers the success of each executive officer in developing and executing our strategic plans, exercising leadership and creating stockholder value.

In determining 2016 base salaries for our named executive officers, the Compensation Committee analyzed base salary information of the Comparable Companies contained in a report prepared by Willis Towers Watson and, in the case of Ms. Benson, also considered information from the 2015 NAREIT Compensation Survey due to the limited number of direct position matches available from the Comparable Companies' proxy statements, For 2016, the Compensation Committee (and the independent members of our Board, in the case of Mr. Lewis) approved the following base salary increases for the named executive officers:

	Base Salary		
	2016	2015	% Change
Raymond J. Lewis	$ 776,250	$ 750,000	3.5%
Lori B. Wittman	439,875	425,000	3.5%
Timothy A. Doman	439,875	425,000	3.5%
Kristen M. Benson	362,250	350,000	3.5%

Annual Cash Incentive Compensation

Our Compensation Committee believes that a substantial portion of each named executive officer's compensation should be in the form of incentive compensation and views the annual cash incentive plan as a key method for implementing our performance-based compensation philosophy. For 2016, we provided our named executive officers with an annual opportunity to earn cash incentive awards for the achievement of pre-established quantitative and qualitative goals, including tailored individual objectives. As a complement to our long-term equity incentive plan, our annual cash incentive plan is designed to reward management actions that advance short- and mid-term business imperatives necessary to build financial success and operational excellence over the long-term.

Award Opportunities

At or prior to the beginning of each performance year, our Compensation Committee establishes a threshold, target and maximum incentive opportunity (expressed as a percentage of base salary) for each executive officer under the annual cash incentive plan. For 2016, the Compensation Committee (and the independent members of our Board, in the case of Mr. Lewis) approved the following annual cash incentive award opportunities:

	Threshold	Target	Maximum
Raymond J. Lewis	80%	200%	300%
Lori B. Wittman	40%	100%	150%
Timothy A. Doman	40%	100%	150%
Kristen M. Benson	40%	100%	150%

Mr. Lewis's annual cash incentive opportunity structure has the same leverage as the structures of our other named executive officers, but his target incentive opportunity is higher, reflecting market compensation and the view that the Chief Executive Officer has the greatest impact on, and responsibility for, our overall performance.

Performance Measures, Weightings and Results

Set forth below is a summary of the annual cash incentive plan measures and goals for 2016 approved by our Compensation Committee (and the independent members of our Board, in the case of Mr. Lewis), including the rationale for such measures, their relative weightings and our comparable actual results. Consistent with our compensation philosophy, the 2016 annual cash incentive plan measures and goals were established taking into consideration our strategic plan and were designed to be challenging, but achievable, and to discourage excessive risk-taking. The quantitative measures under the annual cash incentive plan often act in tension with each other and incentivize our executive officers to take actions that both demonstrate short-term results and are in the long-term interests of our stockholders. If the performance for a particular measure fails to meet the threshold level, there is no payout for that measure. Similarly, the performance for each measure is capped at the maximum level. For performance achievement between the threshold, target and maximum levels, the payout is interpolated on a straight-line basis.

Measure	Weighting	Rationale	Performance Level			Actual Result
			Threshold	Target	Maximum	
Total NOI [1]	25%	Captures the effect of acquisitions, dispositions, redevelopment income and portfolio management activities	$328 million	$345 million	$362 million	$341 million
Floating Rate Debt [2]	15%	Demonstrates risk reduction, given that 100% of our debt at the time of the spin-off was floating rate debt	50%	37.5%	20%	16%
Dispositions	10%	Supports strategic priority to optimize the portfolio by divesting non-strategic assets	$100 million	$225 million	$350 million	$265 million [5]
Net Debt/ Adjusted EBITDA [3]	10%	Reflects the strength of our balance sheet and our ability to generate sufficient earnings to meet our debt obligations	5.0x	4.75x	4.5x	4.5x
Corporate G&A [4]	5%	Evidences management of overhead during first full year as a publicly traded company	$29 million	$27 million	$25 million	$27 million
Qualitative Measures	35%	Enables the Compensation Committee to assess non-financial accomplishments and evaluate individual contributions to our performance	See Below			

[1] Total net operating income, defined as total revenues, less net gain on lease termination. See Annex A for a reconciliation of total NOI to net income computed in accordance with GAAP.

[2] As a percentage of total debt.

[3] Net debt to full-year adjusted earnings before interest, taxes, depreciation and amortization, plus adjustments for items which may be nonrecurring or recurring in nature but not consistent in amounts. See Annex A for a reconciliation of net debt/Adjusted EBITDA to net income computed in accordance with GAAP.

[4] General and administrative expenses, excluding overhead attributable to our specialty valuation firm.

[5] Actual result includes the disposition of 20 properties for $141 million for which definitive sale agreements were executed in 2016, but closing was delayed until 2017 for tax planning purposes.

For its qualitative evaluation of our performance, the Compensation Committee (and the independent members of our Board, in the case of Mr. Lewis) established the following financial, operational and strategic objectives, as well as tailored individual objectives relating to areas of special emphasis within each named executive officer's particular duties and responsibilities, without assigning a specific weight to any single factor:

- ✔ completion of value enhancing acquisitions;
- ✔ strategic asset re-tenanting and dispositions;
- ✔ value-creating redevelopment investments;
- ✔ rent collection, lease renewals and releasing activities;
- ✔ build out of standalone infrastructure;
- ✔ development of people, processes, systems and tools;
- ✔ investor transparency, messaging and communication;
- ✔ development of a culture of high performing and engaged employees;
- ✔ enterprise risk management; and
- ✔ development of frequent, detailed and transparent Board communication and engagement.

Earned Awards

Based on the results summarized in the table above, we achieved overall performance equal to 113.2% of the target level with respect to the quantitative measures under the annual cash incentive plan. In its evaluation of our performance with respect to the qualitative measures under the annual cash incentive plan, the Compensation Committee recognized our solid financial and operational results, as well as each individual's contributions to those results, evidenced primarily by our:

- ✔ completion of, or the execution of definitive agreements for, the disposition of $265 million of non-strategic assets;
- ✔ portfolio optimization activities, including various re-leasings and the collection of rent;
- ✔ new investments in assets and loans receivable totalling $77 million (including $16 million in working capital loans), plus $38 million in development and redevelopment projects;
- ✔ establishment of a standalone IT infrastructure and platform, move to our new headquarters and successful migration from the transition services agreement with Ventas;
- ✔ refinancing or fixing the rates on $1.2 billion of debt through access to multiple capital markets;
- ✔ enhancement of portfolio management, accounting and legal teams and refinement of key business processes, systems and controls;
- ✔ introduction of industry leading supplemental disclosures; and
- ✔ timely implementation of effective internal controls.

Accordingly, the Compensation Committee determined that each of our named executive officers, other than Mr. Lewis, achieved at a high level between target and maximum performance with respect to the qualitative measures, including his or her tailored individual objectives. The Compensation Committee and the independent members of our Board determined that Mr. Lewis achieved between threshold and target performance with respect to those measures due to his primary responsibility for our acquisitions and investments, which fell short of our goal in 2016.

In February 2017, our Compensation Committee (and the independent members of our Board, in the case of Mr. Lewis) granted cash incentive awards to our named executive officers for 2016 performance ranging from 101.6% to 121.7% of their respective target opportunities, as follows:

	2016 Annual Cash Incentive Award	
	% of Target	$
Raymond J. Lewis	101.6%	$ 1,576,883
Lori B. Wittman	121.7%	535,308
Timothy A. Doman	121.7%	535,308
Kristen M. Benson	121.7%	440,842

The dollar value of each named executive officer's annual cash incentive award for 2016 is set forth in the "Non-Equity Incentive Plan Compensation" column of the 2016 Summary Compensation Table. However, the portion of these amounts attributable to the $141 million disposition for which definitive sale agreements were executed in 2016, but closing was delayed until 2017 for tax planning purposes, have been withheld from payment to the named executive officers pending the closing of such disposition.

Long-Term Equity Incentive Compensation

Our Compensation Committee believes that the greatest portion of each named executive officer's compensation should be in the form of long-term equity incentive compensation, and for 2016, we provided our named executive officers with an annual opportunity to earn equity incentive awards for the achievement of pre-established quantitative and qualitative goals, including tailored individual objectives. The Compensation Committee also believes that PSUs and restricted stock, which is the most prevalent form of long-term equity incentive compensation among the Comparable Companies, provide the strongest incentives to create and preserve long-term stockholder value. While our annual cash incentive plan is designed to reward management actions that positively impact short- and mid-term performance, equity incentive awards encourage management to create and sustain stockholder value over longer periods because their value is directly attributable to changes in the price of our common stock over time. In addition, equity awards promote management retention because their full value cannot be realized until vesting occurs, which generally requires continued employment for multiple years.

Award Opportunities

At or prior to the beginning of each performance year, our Compensation Committee establishes a target incentive opportunity (expressed as a percentage of base salary) for each executive officer under the long-term equity incentive plan. A portion of the target incentive opportunity is then granted on a prospective basis in the form of PSUs, which enable the executive officer to earn shares of our common stock ranging from 0% to 200% of the target award based on our three-year TSR relative to a specified performance peer group, with 50% of the PSUs vesting for threshold performance, 100% of the PSUs vesting for target performance and 200% of the PSUs vesting for maximum performance. For 2016, PSUs accounted for 25% of the long-term target incentive opportunities of our named executive officers. The remaining portion of the long-term incentive opportunity is available for grant on a retrospective basis in the form of restricted stock based on the achievement of pre-established quantitative and qualitative goals. For this restricted stock portion, which for 2016 accounted for 75% of the long-term incentive opportunities, our Compensation Committee establishes a threshold, target and maximum incentive opportunity (expressed as a percentage of base salary) for each executive officer. For 2016, the Compensation Committee (and the independent members of our Board, in the case of Mr. Lewis) approved the following long-term equity incentive award opportunities:

	PSUs	Restricted Stock		
	Target	Threshold	Target	Maximum
Raymond J. Lewis	50%	75%	150%	225%
Lori B. Wittman	40%	60%	120%	180%
Timothy A. Doman	40%	60%	120%	180%
Kristen M. Benson	27.5%	41.25%	82.5%	123.75%

Similar to the annual cash incentive plan, Mr. Lewis's long-term equity incentive opportunity structure has the same leverage as the structures of our other named executive officers, but his target incentive opportunity is higher, reflecting market compensation and the view that the Chief Executive Officer has the greatest impact on, and responsibility for, our overall performance.

Performance Measures, Weightings and Results

Set forth below is a summary of the long-term equity incentive plan measures and goals for 2016 approved by our Compensation Committee (and the independent members of our Board, in the case of Mr. Lewis), including the rationale for such measures, their relative weightings and our comparable actual results. Consistent with our compensation philosophy, the 2016 long-term equity incentive plan measures and goals were based in part on the objectives contained in our strategic plan. They were designed to be challenging, but achievable, and to discourage excessive risk-taking. Similar to our annual cash incentive plan, if the performance for a particular measure fails to meet the threshold level, there is no payout or award for that measure. Likewise, the performance for each measure is capped at the maximum level. For performance achievement between the threshold, target and maximum levels, the payout or award is interpolated on a straight-line basis.

In light of the foregoing, shares of restricted stock granted under our long-term equity incentive plan, at the time of their grant, have been fully earned and are not subject to additional performance-based vesting requirements. However, these shares vest over multiple years, providing additional retention benefits and creating greater alignment with stockholders.

PSUs (25% of Long-Term Incentive)

Measure	Weighting	Rationale	Performance Level			Actual Result
			Threshold	Target	Maximum	
3-Year Relative TSR [1]	100%	Is the most direct measure of long-term stockholder value creation and preservation	25th Percentile	50th Percentile	80th Percentile	N/A

[1] Relative to the constituent companies in the SNL US REIT Healthcare Index (excluding Global Healthcare REIT Inc.) as of January 1, 2016.

Restricted Stock (75% of Long-Term Incentive)

Measure	Weighting	Rationale	Performance Level			Actual Result
			Threshold	Target	Maximum	
Normalized FFO Per Share [1]	50%	A common measure of operating performance for REITs, can have a significant impact on the trading price of common stock	$2.80	$2.95	$3.10	$3.05
Qualitative Measures	50%	Enables the Compensation Committee to assess non-financial accomplishments and evaluate individual contributions to our performance	See Below			

[1] Defined as net income (computed in accordance with GAAP), excluding gains (or losses) from sales of real estate property and impairment write-downs of depreciable real estate, plus real estate depreciation and amortization, and after adjustments for joint ventures, and excluding items which may be nonrecurring or recurring in nature but not consistent in amounts. See Annex A for a reconciliation of normalized FFO per share to net income attributable to CCP per share computed in accordance with GAAP.

For its qualitative evaluation of our performance, the Compensation Committee (and the independent members of our Board, in the case of Mr. Lewis) established the same financial, operational and strategic objectives as described above under "Annual Cash Incentive Compensation," as well as tailored individual objectives relating to areas of special emphasis within each named executive officer's particular duties and responsibilities, without assigning a specific weight to any single factor.

Earned Awards

Based on the results summarized in the table above, we achieved overall performance equal to 133.3% of the target level with respect to the quantitative measures under the restricted stock portion of the long-term equity incentive plan. In its evaluation of our performance with respect to the qualitative measures under the restricted stock portion of the long-term equity incentive plan, the Compensation Committee recognized our solid financial and operational results, as well as each individual's contributions to those results, evidenced primarily by the same accomplishments described above under "Annual Cash Incentive Compensation."

Accordingly, the Compensation Committee determined that each of our named executive officers, other than Mr. Lewis, achieved at a high level between target and maximum performance with respect to the qualitative measures, including his or her tailored individual objectives. The Compensation Committee and the independent members of our Board determined that Mr. Lewis achieved between threshold and target performance with respect to those measures due to his primary responsibility for our acquisitions and investments, which fell short of our goal in 2016.

In February 2017, our Compensation Committee (and the independent members of our Board, in the case of Mr. Lewis) granted restricted stock awards to our named executive officers for 2016 performance ranging from 116.7% to 135.4% of their respective target opportunities, as follows:

	2016 Long-Term Equity Incentive Award (Restricted Stock)	
	% of Target	$
Raymond J. Lewis	116.7%	$ 1,358,437
Lori B. Wittman	135.4%	714,797
Timothy A. Doman	135.4%	714,797
Kristen M. Benson	135.4%	404,701

Due to the retrospective nature of the restricted stock portion of the long-term equity incentive plan, under the SEC's disclosure rules, the shares of restricted stock awarded to our named executive officers for 2016 performance do not appear in the 2016 Summary Compensation Table, but will be reflected as 2017 compensation in the 2017 Summary Compensation Table. These shares of restricted stock were granted pursuant to our 2015 Incentive Plan and vest in three equal annual installments, beginning on the date of grant, subject to the executive's continued employment through the applicable vesting date.

Shares of restricted stock are granted to our named executive officers (other than the Chief Executive Officer) on the date that our Compensation Committee meets to review our performance and determine the value of the long-term equity incentive awards. Shares of restricted stock are granted to our Chief Executive Officer on the date that the independent members of our Board meet to review and approve the Compensation Committee's recommendations with respect to the value of the Chief Executive Officer's long-term equity incentive award. Typically, these meetings of our Compensation Committee and the independent members of our Board are held on the same day.

Other Benefits

Our executive compensation program focuses on the elements described above, with extremely limited provision of other benefits. Our named executive officers are generally eligible to participate in the same benefit programs that we offer to other employees, which in 2016 included the following:

- ✔ health, dental and vision insurance, of which we paid 90% of the premiums in 2016;
- ✔ short-term disability, long-term disability and life insurance coverage, at no cost to the employee; and
- ✔ participation in our 401(k) plan, to which we made matching contributions to participants of up to 3.5% of the employee's eligible compensation, capped at the federal limit, in 2016.

In addition, in 2016 we provided our named executive officers with supplemental disability insurance coverage, at no cost to the executive, which was the only benefit not otherwise available to other employees.

We believe these benefits are competitive with overall market practices. Except for the eligibility to participate in, and our matching contributions to, the 401(k) plan, as described above, we do not provide our named executive officers with any retirement benefits. See "Employment and Severance Agreements with Named Executive Officers–Pension, Retirement or Similar Benefits."

Minimum Share Ownership Guidelines for Executive Officers

Our minimum share ownership guidelines require each executive officer to maintain a minimum equity investment in our company based upon a multiple (five times, in the case of the Chief Executive Officer, and three times, in the case of all other executive officers) of his or her base salary at the time his or her compliance with the guidelines is evaluated. Each executive officer must achieve the minimum equity investment within five years from the date he or she first becomes subject to the guidelines and, until that time, must retain at least 60% of the shares of our common stock granted to the executive officer or purchased by the executive officer through the exercise of stock options. Compliance with the guidelines is reviewed on July 1 of each year. All of our executive officers are currently in compliance with, or in the transition period for, these guidelines. Except as described above, our minimum share ownership guidelines and our 2015 Incentive Plan do not specify a minimum holding period for stock options, restricted stock or other equity grants.

Recoupment Policy

Our Policy for Recoupment of Incentive Compensation allows us to recapture amounts paid to our executive officers under certain circumstances. Under this policy, our Compensation Committee may require an executive officer to repay all or a portion of any excess cash or equity incentive compensation he or she received during the preceding three-year period if the incentive compensation was based on achieving certain financial results that were later required to be restated due to our material noncompliance with any financial reporting requirement.

Following the SEC's adoption of final rules regarding executive compensation recoupment policies pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, we will review our recoupment policy and make any changes necessary to comply with the final rules.

Compensation Tables

2016 Summary Compensation Table

The following table summarizes the principal components of compensation awarded or paid to, or earned by, our named executive officers during 2016 and 2015:

Name and Principal Position	Year	Salary [1] ($)	Bonus ($)	Stock Awards [2] ($)	Option Awards [2] ($)	Non-Equity Incentive Plan Compensation [3] ($)	All Other Compensation [4] ($)	Total ($)
Raymond J. Lewis	2016	$ 776,250	$ —	$ 2,296,967	$ 818,075	$ 1,576,883	$ 14,050	$ 5,482,225
Chief Executive Officer	2015	278,365	—	2,500,000	—	628,767	604	3,407,736
Lori B. Wittman	2016	439,875	—	515,436	145,494	535,308	13,735	1,649,848
Executive Vice President & Chief Financial Officer	2015	157,740	—	1,000,000	—	178,151	3,230	1,339,121
Timothy A. Doman	2016	439,875	—	678,002	215,165	535,308	13,255	1,881,605
Executive Vice President & Chief Operating Officer	2015	157,740	—	1,000,000	—	178,151	1,815	1,337,706
Kristen M. Benson [5]	2016	362,250	—	287,393	80,474	440,842	8,351	1,179,310
Executive Vice President, General Counsel & Corporate Secretary								

[1] The amounts shown in the **Salary** column for 2015 reflect base salaries earned by the named executive officers for their service to us following our spin-off from Ventas in August 2015. The annualized base salaries for 2015 were as follows: Mr. Lewis, $750,000; Ms. Wittman, $425,000; and Mr. Doman, $425,000.

[2] The amounts shown in the **Stock Awards** and **Option Awards** columns reflect the full grant date fair value, calculated in accordance with FASB ASC 718, of (i) for 2016, the shares of restricted stock and stock options granted to each named executive officer in January 2016 for their performance in 2015, and the target PSUs granted to each named executive officer in February 2016 pursuant to our 2016 long-term equity incentive plan and (ii) for 2015, the shares of restricted stock granted to each named executive officer in August 2015 in connection with the spin-off. The amounts included in the Stock Awards column for the PSUs granted during 2016 are calculated based on the probable satisfaction of the performance conditions for such awards as of the date of grant. Under FASB ASC 718, the vesting condition related to the PSUs is considered a market condition and not a performance condition. Accordingly, there is no grant date fair value below or in excess of the amounts reflected in the table above for the named executive officers that could be calculated and disclosed based on achievement of the underlying market condition. See Note 12 of the Notes to Combined Consolidated Financial Statements included in our 2016 Form 10-K for a discussion of the relevant assumptions used in calculating grant date fair value. For further information on these awards, see the 2016 Grants of Plan-Based Awards Table and 2016 Outstanding Equity Awards at Fiscal Year-End Table in this Proxy Statement. Excluded from these amounts, in accordance with SEC rules, are the shares of restricted stock granted to the named executive officers in February 2017 for their 2016 performance, which will be reported as 2017 compensation in the 2017 Summary Compensation Table.

[3] The amounts shown in the **Non-Equity Incentive Plan Compensation** column represent the amount each named executive officer earned under our annual cash incentive plan for performance in 2016 and following the spin-off in 2015. The portion of these amounts attributable to the $141 million disposition for which definitive sale agreements were executed in 2016, but closing was delayed until 2017 for tax planning purposes, have been withheld from payment to the named executive officers pending the closing of such disposition. Excluded from this column for 2015 are the following amounts paid by us for services rendered to Ventas prior to the spin-off, for which Ventas transferred accruals to us in connection with the spin-off: Mr. Lewis, $964,510; Ms. Wittman, $207,857; and Mr. Doman, $440,094.

[4] The amounts shown for 2016 in the **All Other Compensation** column represent group term life and supplemental disability insurance premiums paid on behalf of the named executive officers and our matching contributions to the named executive officers' 401(k) plan accounts ($11,264 for Mr. Lewis and $10,558 for each of Ms. Wittman and Mr. Doman).

[5] Ms. Benson was not a named executive officer in 2015.

2016 Grants of Plan-Based Awards Table

The following table provides additional information relating to grants of plan-based awards made to our named executive officers in 2016:

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units [1] (#)	All Other Option Awards: Number of Securities Underlying Options [2] (#)	Exercise or Base Price of Option Awards [3] ($/Sh)	Grant Date Fair Value of Stock and Option Awards [4] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold ($/#)	Target ($/#)	Maximum ($/#)				
Raymond J. Lewis	—[5]	$ 621,000	$ 1,552,500	$ 2,328,750	—	—	—	—	—	—	—
	—[6]	—	—	—	$ 582,188	$ 1,164,375	$ 1,746,563	—	—	—	—
	1/27/16	—	—	—	—	—	—	63,755	—	—	$ 1,908,842
	1/27/16	—	—	—	—	—	—	—	321,456	$ 29.94	818,075
	2/25/16[7]	—	—	—	9,621	19,242	38,484	—	—	—	388,125
Lori B. Wittman	—[5]	175,950	439,875	659,813	—	—	—	—	—	—	—
	—[6]	—	—	—	$ 263,925	$ 527,850	$ 791,775	—	—	—	—
	1/27/16	—	—	—	—	—	—	11,338	—	—	339,486
	1/27/16	—	—	—	—	—	—	—	57,851	29.94	145,494
	2/25/16[7]	—	—	—	4,362	8,723	17,446	—	—	—	175,950
Timothy A. Doman	—[5]	175,950	439,874	659,813	—	—	—	—	—	—	—
	—[6]	—	—	—	$ 263,925	$ 527,850	$ 791,775	—	—	—	—
	1/27/16	—	—	—	—	—	—	16,768	—	—	502,052
	1/27/16	—	—	—	—	—	—	—	85,554	29.94	215,165
	2/25/16[7]	—	—	—	4,362	8,723	17,446	—	—	—	175,950
Kristen M. Benson	—[5]	144,900	362,250	543,375	—	—	—	—	—	—	—
	—[6]	—	—	—	$ 149,428	$ 298,856	$ 448,284	—	—	—	—
	1/27/16	—	—	—	—	—	—	6,271	—	—	187,774
	1/27/16	—	—	—	—	—	—	—	31,998	29.94	80,474
	2/25/16[7]	—	—	—	2,469	4,938	9,876	—	—	—	99,619

[1] The amounts shown reflect shares of restricted stock granted to each named executive officer in January 2016 for 2015 performance under our 2015 Incentive Plan. The shares of restricted stock vest in three equal annual installments, beginning on the date of grant in the case of Mr. Lewis and beginning on the first anniversary of the date of grant in the case of the other named executive officers.

[2] The amounts shown reflect stock options granted to each named executive officer in January 2016 for 2015 performance under our 2015 Incentive Plan. These stock options vest in three equal annual installments, beginning on the date of grant in the case of Mr. Lewis and beginning on the first anniversary of the date of grant in the case of the other named executive officers.

[3] The stock option exercise price equals the closing price of our common stock on the date of grant.

[4] The amounts shown reflect the full grant date fair value, calculated in accordance with FASB ASC 718, of the shares of restricted stock and stock options granted to each named executive officer in January 2016 for 2015 performance and the target PSUs granted to each named executive officer in February 2016 under our 2015 Incentive Plan. The amounts included for the PSUs are calculated based on the probable satisfaction of the performance conditions for such awards as of the date of grant. Under FASB ASC 718, the vesting condition related to the PSUs is considered a market condition and not a performance condition. Accordingly, there is no grant date fair value below or in excess of the amounts reflected in the table above for the named executive officers that could be calculated and disclosed based on achievement of the underlying market condition. See Note 12 of the Notes to Combined Consolidated Financial Statements included in our 2016 Form 10-K for a discussion of the relevant assumptions used in calculating grant date fair value.

[5] The amounts shown represent each named executive officer's threshold, target and maximum annual cash incentive opportunities for 2016 performance. The actual amount of each named executive officer's award was based on the achievement of certain performance measures, as discussed in the CD&A, and paid in the first quarter of 2017. Such earned amounts are shown in the "Non-Equity Incentive Plan Compensation" column of the 2016 Summary Compensation Table.

[6] The amounts shown represent each named executive officer's threshold, target and maximum incentive opportunities with respect to the restricted stock portion of the long-term equity incentive plan for 2016 performance. The actual amount of each named executive officer's award was based on the achievement of certain performance measures, as discussed in the CD&A, and granted in February 2017. Such awards will be reported as restricted stock grants made during 2017 and are not included in the 2016 Summary Compensation Table.

[7] The amounts shown represent each named executive officer's threshold, target and maximum vesting levels for the 2016 PSUs granted under our 2015 Incentive Plan. The PSUs will vest and settle in shares of our common stock in 2019, if at all, based on our three-year TSR relative to a specified performance peer group.

2016 Outstanding Equity Awards at Fiscal Year-End Table

At the time of the spin-off, equity awards outstanding under Ventas's equity-based incentive plans held by Ventas employees who became our employees in connection with the spin-off were converted into awards in respect of our common stock. The original vesting schedule remains in effect for all equity awards, with service now measured by reference to our company.

The following table sets forth information regarding the equity awards granted to our named executive officers that were outstanding at December 31, 2016:

| | Option Awards | | | | | Stock Awards [1] | | | |
Name	Number of Securities Underlying Options Exercisable (#)	Number of Securities Underlying Options Unexercisable [2] (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units that Have Not Vested [2] (#)	Market Value of Shares or Units that Have Not Vested [3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested [4] (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares, Units or Other Rights that Have Not Vested [3] ($)
Raymond J. Lewis	139,802	—	—	$27.22	1/18/2022	—	—	—	—
	161,668	—	—	32.22	1/23/2023	—	—	—	—
	269,431	—	—	30.10	1/29/2024	—	—	—	—
	132,351	66,174	—	38.28	1/21/2025	—	—	—	—
	107,152	214,304	—	29.94	1/27/2026	—	—	—	—
	—	—	—	—	—	103,015	$2,575,375	—	—
	—	—	—	—	—	—	—	9,621 $	240,525
Lori B. Wittman	1,620	—	—	27.07	3/9/2022	—	—	—	—
	8,577	—	—	34.37	3/8/2023	—	—	—	—
	17,075	8,536	—	29.57	3/7/2024	—	—	—	—
	9,481	18,960	—	34.16	3/6/2025	—	—	—	—
	—	57,851	—	29.94	1/27/2026	—	—	—	—
	—	—	—	—	—	55,246	1,381,150	—	—
	—	—	—	—	—	—	—	4,362	109,050
Timothy A. Doman	11,233	—	—	27.95	2/25/2021	—	—	—	—
	13,542	—	—	27.07	3/9/2022	—	—	—	—
	29,632	—	—	34.37	3/8/2023	—	—	—	—
	33,705	16,851	—	29.57	3/7/2024	—	—	—	—
	19,832	39,662	—	34.16	3/6/2025	—	—	—	—
	—	85,554	—	29.94	1/27/2026	—	—	—	—
	—	—	—	—	—	78,019	1,950,475	—	—
	—	—	—	—	—	—	—	4,362	109,050
Kristen M. Benson	4,011	—	—	21.60	2/26/2020	—	—	—	—
	3,178	—	—	27.95	2/25/2021	—	—	—	—
	3,739	—	—	27.07	3/9/2022	—	—	—	—
	7,672	—	—	34.37	3/8/2023	—	—	—	—
	9,120	4,559	—	29.57	3/7/2024	—	—	—	—
	5,356	10,711	—	34.16	3/6/2025	—	—	—	—
	—	31,998	—	29.94	1/27/2026	—	—	—	—
	—	—	—	—	—	50,414	1,260,350	—	—
	—	—	—	—	—	—	—	2,469	61,725

[1] Excluded from the table above are shares of restricted stock awarded in February 2017 to each of our named executive officers in recognition of 2016 performance, with grant date fair values as follows: Mr. Lewis, $1,358,437; Ms. Wittman, $714,797; Mr. Doman, $714,797; and Ms. Benson, $404,701. These awards will be reported as 2017 compensation in the 2017 Summary Compensation Table.

[2] The unexercisable options and unvested shares of restricted stock shown in these columns vest or have vested as follows:

		Mr. Lewis		Ms. Wittman		Mr. Doman		Ms. Benson	
		Options	Shares	Options	Shares	Options	Shares	Options	Shares
2017	January 21	66,174	11,565	—	—	—	—	—	—
	January 27	107,152	21,252	19,284	3,780	28,518	5,590	10,666	2,091
	March 6	—	—	9,480	1,884	19,831	3,942	5,356	1,064
	March 7	—	—	8,536	1,429	16,851	2,822	4,559	763
	March 9	—	—	—	9,343	—	21,178	—	10,444
	August 17	—	24,474	—	—	—	—	—	—
2018	January 27	107,152	21,251	19,284	3,779	28,518	5,589	10,666	2,090
	March 6	—	—	9,480	1,884	19,831	3,941	5,355	9,846
	August 17	—	24,473	—	29,368	—	29,368	—	22,026
2019	January 27	—	—	19,283	3,779	28,518	5,589	10,666	2,090

Our named executive officers are entitled to dividends paid, on a current basis, on unvested shares of restricted stock.

[3] For purposes of the table, the market value of restricted stock that has not vested is determined by multiplying the number of shares by $25.00, the closing price of our common stock on December 30, 2016, and the market value of unearned shares, units or other rights that have not vested is determined by multiplying the number of PSUs by $25.00, the closing price of our common stock on December 30, 2016.

[4] In accordance with SEC rules, PSUs are being reported at the threshold level, which is equal to 50% of the target number of PSUs granted to the named executive officers in February 2016 under the 2016 long-term equity incentive plan. The PSUs will vest and settle in shares of our common stock in 2019, if at all, based on our three-year TSR relative to a specified performance peer group. Our named executive officers are entitled to accrued dividend equivalents with respect to the number of PSUs that ultimately vest.

2016 Options Exercised and Stock Vested Table

The following table sets forth information regarding the value realized by our named executive officers pursuant to the exercise or vesting of equity awards during 2016:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired Upon Exercise (#)	Value Realized Upon Exercise [1] ($)	Number of Shares Acquired Upon Vesting (#)	Value Realized Upon Vesting [2] ($)
Raymond J. Lewis	—	—	72,171	$ 2,142,411
Lori B. Wittman	—	—	4,009	112,450
Timothy A. Doman	—	—	9,165	257,031
Kristen M. Benson	—	—	2,449	68,682

[1] Value realized is the difference between the fair market value of a share of our common stock on the day of exercise and the exercise price of the option.

[2] Value realized is calculated by multiplying the number of shares that vested by the closing price of our common stock on the vesting date or, if the vesting occurred on a day the NYSE was closed for trading, the immediately preceding trading day.

Employment and Severance Agreements with Named Executive Officers

Our named executive officers are entitled to receive severance benefits under existing agreements upon certain qualifying terminations of employment (subject to any required payment delay pursuant to Section 409A of the Code). Generally, these severance arrangements support executive retention and continuity of management and provide replacement income if an executive is terminated involuntarily other than for cause.

None of our executive officers is entitled to severance benefits solely upon a change in control of our company, nor are they entitled to any tax gross-ups with respect to payments made in connection with a change in control. Consistent with our commitment to strong corporate governance and responsiveness to our stockholders, our Guidelines on Governance prohibit tax gross-up arrangements.

Employment Agreement with Mr. Lewis

We have entered into an employment agreement with Mr. Lewis providing for an initial three-year term of employment, which commenced as of August 17, 2015 (subject to automatic one-year renewals following the initial three-year term, unless either party delivers notice of non-renewal at least 90 days prior to a renewal date), with an annual base salary of $750,000 (subject to review for increases, but not decreases, by the Compensation Committee), a target annual bonus equal to 200% of base salary, and a target long-term equity incentive award in respect of each year during the employment period with a target grant date value equal to 200% of base salary. The employment agreement also provided for an inaugural equity grant of our restricted stock with a grant date value of $2,500,000 that will vest in three equal annual installments, beginning on August 17, 2016, generally subject to Mr. Lewis's continued employment.

Upon termination of Mr. Lewis's employment by us without cause or by Mr. Lewis for good reason (as each term is defined in the employment agreement), other than as a result of a notice by us of non-renewal of the term of employment, the employment agreement generally provides for:

✔ payment of accrued but unpaid annual base salary and vacation pay through the date of termination, and any earned but unpaid annual bonus for periods ending on, or prior to, the date of termination ("Accrued Obligations");

✔ a lump sum cash severance payment equal to two times (or 2.5 times, if such termination occurs during the 12-month period commencing on the date of a change in control (the "Protected Period")) base salary plus target bonus;

✔ full vesting of the inaugural equity grant of our restricted stock described above;

✔ accelerated vesting of any service-based long-term equity incentive awards outstanding as of the date of termination that would have vested if Mr. Lewis had remained employed for an additional 12 months following the date of termination (or, if such termination occurs during the Protected Period, full vesting of all long-term equity incentive awards outstanding as of the date of termination, with performance-based awards to vest based on the greater of target or actual performance as of immediately prior to the date of termination, unless the level of performance was previously determined);

✔ a pro-rated annual bonus for the year of termination, determined based on actual performance (or target performance, if such termination occurs during the Protected Period);

✔ health care welfare benefits reimbursement for 24 months; and

✔ such other benefits required to be paid or provided and that Mr. Lewis is eligible to receive under our benefit plans (the "Other Benefits").

In the event that the circumstance giving rise to good reason is a notice by us of non-renewal of the term of employment (which the employment agreement restricts us from giving during the one-year period following a change in control), the employment agreement provides for limited severance benefits, which generally consist of:

- ✔ the Accrued Obligations;
- ✔ a lump sum cash severance payment equal to one times base salary plus target bonus;
- ✔ accelerated vesting of any service-based long-term equity incentive awards outstanding as of the date of termination that would have vested if Mr. Lewis had remained employed for an additional 12 months following the date of termination;
- ✔ health care welfare benefits reimbursement for 12 months; and
- ✔ the Other Benefits.

Upon a termination of Mr. Lewis's employment due to his death or disability, the employment agreement provides for:

- ✔ payment of the Accrued Obligations;
- ✔ a pro-rated annual bonus for the year of termination, determined based on actual performance;
- ✔ full vesting of the inaugural equity grant of our restricted stock;
- ✔ accelerated vesting of any service-based long-term equity incentive awards outstanding as of the date of termination that would have vested if Mr. Lewis had remained employed for an additional 12 months following the date of termination; and
- ✔ the Other Benefits.

Upon termination of Mr. Lewis's employment by us for cause or by Mr. Lewis without good reason, the employment agreement will terminate without further obligations to Mr. Lewis, other than the obligations to provide the Accrued Obligations (excluding, in the case of a termination for cause, any earned but unpaid annual bonus for periods ending on, or prior to, the date of termination) and the Other Benefits.

Mr. Lewis's receipt of severance payments and benefits under the employment agreement is generally contingent on Mr. Lewis executing a release of claims in favor of us and our affiliates.

The employment agreement subjects Mr. Lewis to noncompetition, nonsolicitation, noninterference and assistance covenants that remain in effect for a period of two years following any termination of employment (except that the noncompetition and nonsolicitation of certain current or proposed independent contractors, customers, tenants, operators, managers, financial partners, vendors, suppliers, or other similar business relations covenants are only in effect for one year following termination of employment if the termination occurs as a result of a notice by us of non-renewal of the term of employment). The employment agreement further subjects Mr. Lewis to perpetual confidentiality and nondisparagement covenants.

In addition to the foregoing, upon termination of Mr. Lewis's employment due to death or disability (as such term in defined in the employment agreement), Mr. Lewis's equity award agreements provide for vesting in full of any shares of restricted stock or stock options outstanding as of the date of termination and vesting at the target level of any PSUs outstanding as of such date.

Employee Protection and Noncompetition Agreements with Ms. Wittman, Mr. Doman and Ms. Benson

We have entered into employee protection and noncompetition agreements with each of Ms. Wittman, Mr. Doman and Ms. Benson (each, an "executive"). The employee protection and noncompetition agreements provide for certain payments and benefits upon certain terminations of employment, including certain terminations of employment following a change in control.

Upon a termination of an executive's employment by us without cause or by the executive for good reason (as each term is defined in the applicable employee protection and noncompetition agreement), the employee protection and noncompetition agreements provide for:

✔ payment of accrued but unpaid base salary through the date of termination, any earned but unpaid annual bonus for periods ending on, or prior to, the date of termination, and all amounts earned and owed (but unpaid) pursuant to our employee benefit plans (including accrued and unpaid vacation) ("Accrued Amounts");

✔ a lump sum cash severance payment equal to 1.5 times (or two times, if such termination occurs within one year after the date of a change in control) base salary plus target bonus for the year of termination;

✔ a pro-rated annual bonus for the year of termination, determined based on actual performance (or target performance, if such termination occurs within one year after the date of a change in control); and

✔ continuation of medical, dental and vision benefits (or a medical, dental and vision benefits stipend) for 12 months (or 24 months, if such termination occurs within one year after the date of a change in control) following the termination.

An executive's receipt of the payments and benefits specified above (other than the first item) is contingent on his or her execution, as applicable, of a release of claims in favor of us and our affiliates.

Upon termination of an executive's employment due to death or disability, the employee protection and noncompetition agreements provide for payment of the Accrued Amounts. Upon termination of an executive's employment by us for cause, or as a result of his or her resignation without good reason, the applicable employee protection and noncompetition agreement will terminate without further obligations by us.

The employee protection and noncompetition agreements subject each executive to noncompetition, nonsolicitation, noninterference and assistance covenants that remain in effect for a period of one year following any termination of employment. The employee protection and noncompetition agreements further subject each executive to perpetual confidentiality and nondisparagement covenants.

In addition to the foregoing, upon termination of an executive's employment by us without cause or by the executive for good reason (as each term is defined in the applicable employee protection and noncompetition agreement), certain of the executives' respective equity award agreements provide for (i) accelerated vesting of any shares of restricted stock or stock options outstanding as of the date of termination that would have vested if the executive had remained employed for an additional 12 months following the date of termination, (ii) vesting at the greater of target or actual performance levels of any PSUs outstanding as of such date, if such termination occurs within one year after the date of a change in control, and (iii) vesting at the target level of any PSUs outstanding as of such date, if such termination occurs other than within one year after the date of a change in control, pro-rated for the executive's length of service during the applicable performance period. In the case of the inaugural equity awards granted to each executive in connection with our spin-off, the shares of restricted stock will vest in full upon such termination. Upon termination of an executive's employment due to death or disability (as such term is defined in the applicable employee protection and noncompetition agreement), the executives' equity award agreements provide for vesting in full of any shares of restricted stock or stock options outstanding as of the date of termination and vesting at the target level of any PSUs outstanding as of such date.

Potential Payments upon Termination or Change in Control

The following table presents the estimated amount of compensation and benefits payable to each named executive officer in the event of termination (other than for cause or with good reason) or a change in control, assuming the applicable termination or change in control occurred as of December 31, 2016. The calculations are intended to provide reasonable estimates of the potential benefits payable. Receipt of benefits upon termination is subject to the execution of a general release of claims by the named executive officer or his or her beneficiary. Although our employment and employee protection and noncompetition agreements with our named executive officers contain certain restrictive covenants, including noncompetition and non-solicitation provisions, no specific value to us has been ascribed to these covenants in the table.

Name	Termination Without Cause or For Good Reason	Termination Without Cause or For Good Reason Within One Year Following Change in Control	Change in Control Without Termination	Death or Disability	Non-Renewal of Employment Agreement
Raymond J. Lewis					
Cash Severance [1]	$ 4,657,500	$ 5,821,875	—	—	$ 2,328,750
Pro-rated Annual Bonus [2]	1,576,883	1,552,500	—	$ 1,576,883	—
Vesting of Equity Awards [3]	2,364,800	3,056,425	$ 1,832,750	3,056,425	1,752,975
Continuation of Health Care Benefits or Equivalent Sum [4]	44,096	44,096	—	—	22,048
Total*	$ 8,643,279	$ 10,474,896	$ 1,832,750	$ 4,633,308	$ 4,103,773
Lori B. Wittman					
Cash Severance [1]	$ 1,319,625	$ 1,759,500	—	—	—
Pro-rated Annual Bonus [2]	535,308	439,875	—	—	—
Vesting of Equity Awards [3]	1,217,792	1,599,225	$ 865,025	$ 1,599,225	—
Continuation of Health Care Benefits or Equivalent Sum [4]	—	—	—	—	—
Total*	$ 3,072,725	$ 3,798,600	$ 865,025	$ 1,599,225	—
Timothy A. Doman					
Cash Severance [1]	$ 1,319,625	$ 1,759,500	—	—	—
Pro-rated Annual Bonus [2]	535,308	439,875	—	—	—
Vesting of Equity Awards [3]	1,645,192	2,168,550	$ 1,434,350	$ 2,168,550	—
Continuation of Health Care Benefits or Equivalent Sum [4]	21,635	43,270	—	—	—
Total*	$ 3,521,760	$ 4,411,195	$ 1,434,350	$ 2,168,550	—
Kristen M. Benson					
Cash Severance [1]	$ 1,086,750	$ 1,449,000	—	—	—
Pro-rated Annual Bonus [2]	440,842	362,250	—	—	—
Vesting of Equity Awards [3]	950,850	1,383,800	$ 833,150	$ 1,383,800	—
Continuation of Health Care Benefits or Equivalent Sum [4]	6,699	13,398	—	—	—
Total*	$ 2,485,141	$ 3,208,448	$ 833,150	$ 1,383,800	—

* Excludes the Accrued Obligations, in the case of Mr. Lewis, and the Accrued Amounts, in the case of each of Ms. Wittman, Mr. Doman and Ms. Benson. Also excludes benefits from third-party payors under our employer-paid life and disability insurance plans in the event of the named executive officer's death or disability.

¹ The named executive officers are entitled to receive a lump sum cash severance payment equal to the following multiples of base salary plus target bonus:

	Without Cause or For Good Reason	Without Cause or For Good Reason Within One Year Following Change in Control	Non-Renewal of Employment Agreement
Mr. Lewis	2x	2.5x	1x
Ms. Wittman, Mr. Doman and Ms. Benson	1.5x	2x	—

² Determined based on actual performance, in the event of termination without cause or for good reason or death or disability, or target performance, in the event of termination without cause or for good reason within one year of a change in control.

³ Represents the value of the acceleration of any unvested restricted stock, stock options and PSUs, based on the closing price of our common stock on December 30, 2016 ($25.00). With respect to stock options, amounts reported reflect the "spread," or difference between the exercise price and closing price on December 30, 2016.

Pursuant to Mr. Lewis's employment agreement or the terms of the named executive officers' award agreements, as applicable:

- In the event of termination without cause or for good reason other than within one year following a change in control, (i) each named executive officer would be treated as having one additional year of service for purposes of accelerated vesting of any outstanding unvested restricted stock or stock options, other than the inaugural grants of restricted stock, which would vest in full, and (ii) a pro-rated portion of each named executive officer's outstanding PSUs would immediately vest at the target level (and Mr. Lewis would be treated as having one additional year of service for purposes of determining the pro-rated portion).

- In the event of termination without cause or for good reason within one year following a change in control, (i) each named executive officer's outstanding unvested restricted stock and stock options would vest in full and (ii) each named executive officer's outstanding PSUs would immediately vest at the greater of target or actual performance levels.

- In the event of a change in control without termination, (i) each named executive officer's unvested restricted stock and stock options outstanding as of December 31, 2016, other than the inaugural grants of restricted stock, would vest in full and (ii) the Compensation Committee would have discretion to accelerate or determine an appropriate adjustment for each named executive officer's outstanding PSUs. The table above assumes that the Compensation Committee exercised its discretion to vest outstanding PSUs at the target level.

- In the event of death or disability, (i) each named executive officer's outstanding unvested restricted stock and stock options would vest in full and (ii) each named executive officer's outstanding PSUs would immediately vest at the target level.

- In the event of non-renewal of Mr. Lewis's employment agreement, (i) Mr. Lewis would be treated as having one additional year of service for purposes of accelerated vesting of any unvested restricted stock or stock options, and (ii) a pro-rated portion of Mr. Lewis's outstanding PSUs would immediately vest at the target level (and Mr. Lewis would be treated as having one additional year of service for purposes of determining the pro-rated portion).

⁴ Mr. Lewis is entitled to health care welfare benefits reimbursement for 24 months in the event of termination without cause or for good reason (including within one year following a change in control) and 12 months in the event of non-renewal of his employment agreement. Each of Ms. Wittman, Mr. Doman and Ms. Benson is entitled to continuation of medical, dental and vision benefits (or a medical, dental and vision benefits stipend) for 12 months in the event of termination without cause or for good reason and 24 months if such termination occurs within one year following a change in control.

Pension, Retirement or Similar Benefits

We have a qualified defined contribution retirement savings plan (which we refer to as our 401(k) plan), pursuant to which our employees, including our named executive officers, are able to contribute a percentage of their annual compensation on a pre- and post-tax basis, up to the limits prescribed by the Internal Revenue Service. Each pay period, we offer a matching contribution for eligible employees who participate in the 401(k) plan of 100% of the first 1% and 50% of the next 1% to 5% of eligible compensation contributed (for a total matching contribution of up to 3.5% of an employee's eligible compensation). Generally, "eligible compensation" used for purposes of calculating contributions under the 401(k) plan is the amount paid to the employee as base salary and overtime earnings.

Equity Compensation Plan Information

The following table summarizes information with respect to our equity compensation plans as of December 31, 2016:

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by stockholders [1]	1,543,337	$ 28.74	7,635,655
Equity compensation plans not approved by stockholders	—	N/A	—
Total	**1,543,337**	**$ 28.74**	**7,635,655**

[1] These plans, which were approved by Nationwide Health Properties, LLC, a wholly owned subsidiary of Ventas and our sole stockholder prior to our spin-off, consist of: (a) the 2015 Incentive Plan; (b) the Director Deferred Plan; and (c) the Employee and Director Stock Purchase Plan. Under the Director Deferred Plan, our non-employee directors may receive, in lieu of all or a portion of their director fees, units that will be settled into shares of our common stock on a one-for-one basis upon termination of service. Under the Employee and Director Stock Purchase Plan, our employees and directors may purchase shares of our common stock at a discount to the market value. As of December 31, 2016, 6,140,235 shares were available for grant under the 2015 Incentive Plan, 495,420 shares were available for issuance under the Director Deferred Plan, and 1,000,000 shares were available for issuance under the Employee and Director Stock Purchase Plan. In connection with the spin-off, outstanding and unvested shares of Ventas restricted stock owned by our employees were converted into an aggregate of 125,183 shares of our restricted stock and outstanding and unexercised options to purchase Ventas common stock owned by our employees were converted into an aggregate of 1,047,501 options to purchase our common stock in a manner intended to preserve the intrinsic value of the stock or options.

Stock Ownership

Directors, Director-Nominees and Executive Officers

Beneficial Ownership of Our Common Stock

The following table shows, as of March 20, 2017, the number of shares of our common stock beneficially owned by each of our directors and director-nominees, each of our named executive officers, and all of our directors, director-nominees and executive officers as a group. For purposes of this table, shares beneficially owned includes shares over which a person has or shares voting power or investment power (whether or not vested). Except as otherwise indicated in the footnotes to the table, the named persons have sole voting and investment power over the shares of our common stock shown as beneficially owned by them. Each named person is deemed to be the beneficial owner of shares of our common stock that may be acquired within 60 days of March 20, 2017 through the exercise of stock options or the settlement of stock units, if any, and such shares are deemed to be outstanding for the purpose of computing the percentage of the class beneficially owned by such person. However, any such shares are not deemed to be outstanding for the purpose of computing the percentage of the class beneficially owned by any other person. Subject to the preceding sentence, percentages are based on 84,049,574 shares of our common stock outstanding on March 20, 2017.

Name of Beneficial Owner	Vested and Unvested Shares of Common Stock		Shares Subject to Options Exercisable within 60 Days		Stock Units That May Be Settled within 60 Days [1]		Total Shares of Common Stock Beneficially Owned	Percent of Class
Kristen M. Benson	63,458	+	53,657	+	—	=	117,115	*
Douglas Crocker II	75,119	+	—	+	4,431	=	79,550	*
Timothy A. Doman	101,734[2]	+	173,144	+	—	=	274,878	*
John S. Gates, Jr.	27,006[3]	+	—	+	—	=	27,006	*
Ronald G. Geary	10,519	+	—	+	—	=	10,519	*
Raymond J. Lewis	244,868	+	983,730	+	—	=	1,228,598	1.4%
Jeffrey A. Malehorn	10,079	+	—	+	1,820	=	11,899	*
Dale Anne Reiss	9,091[4]	+	—	+	—	=	9,091	*
Lori B. Wittman	78,753[5]	+	74,053	+	—	=	152,806	*
John L. Workman	22,466	+	—	+	—	=	22,466	*
All directors and executive officers as a group (10 persons)	643,093	+	1,284,584	+	6,251	=	1,933,928	2.3%

* Less than 1%.

[1] Represents units granted under the Director Deferred Plan in lieu of director fees pursuant to the director's deferral election. Such units will be settled into shares of our common stock on a one-for-one basis upon termination of service, subject to the director's deferral election.

[2] Includes 4,435 shares held in trust, as to which Mr. Doman is the trustee.

[3] Includes 20,290 shares held by Better Point Partners, LP, as to which Mr. Gates is the general partner.

[4] Includes 2,375 shares held in trust, as to which Ms. Reiss is the trustee.

[5] Includes 560 shares held in trust, as to which Ms. Wittman is the trustee.

Director and Executive Officer 10b5-1 Plans

From time to time, certain of our directors and executive officers may adopt non-discretionary, written trading plans that comply with Rule 10b5-1 under the Exchange Act ("10b5-1 plans"). These 10b5-1 plans permit our directors and executive officers to monetize their equity-based compensation in an automatic and non-discretionary manner over time and are generally adopted for estate, tax and financial planning purposes. Our Securities Trading Policy requires preclearance of any 10b5-1 plan by our legal department and provides that directors and executive officers may enter into, modify or terminate a 10b5-1 plan only during an open trading window and while not in possession of material non-public information. Moreover, any such 10b5-1 plan must include a waiting period of no less than 30 days between establishment or modification of the plan and any transaction pursuant to the plan. In addition, our Securities Trading Policy generally prohibits our directors and executive officers from entering into overlapping 10b5-1 plans.

We expect to disclose a director's or executive officer's entrance into, and modification or termination of, a 10b5-1 plan, and sales thereunder, on the Investors section of our website at *www.carecapitalproperties.com/investors*. Information on our website is not a part of this Proxy Statement.

Principal Stockholders

The following table shows, as of March 20, 2017, the number of shares of our common stock beneficially owned by each person or group known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock. For purposes of this table, shares beneficially owned includes shares over which a person has or shares voting power or investment power. Except as otherwise indicated in the footnotes to the table, the named persons or groups have sole voting and investment power over the shares of our common stock shown as beneficially owned by them.

Name and Address of Beneficial Owner	Common Stock Beneficially Owned	Percent of Class [1]
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	14,490,348 [2]	17.2%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	8,662,770 [3]	10.3%
Goldman Sachs Asset Management, L.P. 200 West Street New York, NY 10282	7,491,570 [4]	8.9%
Vanguard Specialized Funds—Vanguard REIT Index Fund 100 Vanguard Boulevard Malvern, PA 19355	6,376,206 [5]	7.6%
Invesco Ltd. 1555 Peachtree Street NE Suite 1800 Atlanta, GA 30309	5,101,471 [6]	6.1%

*   Represents less than 1%.

[1] Percentages are based on 84,049,574 shares of our common stock outstanding on March 20, 2017.

[2] Based solely on information contained in a Schedule 13G/A filed by The Vanguard Group, Inc. ("Vanguard") on February 10, 2017. Vanguard reported that, as of December 31, 2016, it had sole voting power over 154,683 shares of our common stock, shared voting power over 99,925 shares of our common stock, sole dispositive power over 14,345,130 shares of our common stock, and shared dispositive power over 145,218 shares of our common stock. Vanguard is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Vanguard Fiduciary Trust Company, a wholly owned subsidiary of Vanguard, is the beneficial owner of 45,293 shares of our common stock as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly owned subsidiary of Vanguard, is the beneficial owner of 209,315 shares of our common stock as a result of its serving as investment manager of Australian investment offerings.

[3] Based solely on information contained in a Schedule 13G/A filed by BlackRock, Inc., for itself and for certain of its affiliates that comprise a 13D group (collectively, "BlackRock"), on January 12, 2017. BlackRock reported that, as of December 31, 2016, it had sole voting power over 8,319,932 shares of our common stock and sole dispositive power over 8,662,770 shares of our common stock. BlackRock, Inc. is a parent holding company.

[4] Based solely on information contained in a Schedule 13G filed jointly by Goldman Sachs Asset Management L.P. and GS Investment Strategies LLC (collectively, "Goldman") on January 27, 2017. Goldman reported that, as of December 31, 2016, it had shared voting power over 7,282,344 shares of our common stock and shared dispositive power over 7,491,570 shares of our common stock. Goldman is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

[5] Based solely on information contained in a Schedule 13G/A filed by Vanguard Specialized Funds—Vanguard REIT Index Fund ("Vanguard REIT Fund") on February 13, 2017. Vanguard REIT Fund reported that, as of December 31, 2016, it had sole voting power over 6,376,206 shares of our common stock. Vanguard REIT Fund is an investment company registered under Section 8 of the Investment Company Act of 1940.

[6] Based solely on information contained in a Schedule 13G/A filed by Invesco Ltd., for itself and on behalf of certain of its subsidiaries (collectively, "Invesco"), on February 7, 2017. Invesco reported that, as of December 30, 2016, it had sole voting power over 2,678,495 shares of our common stock and sole dispositive power over 5,101,471 shares of our common stock. Invesco Ltd. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and a parent holding company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, officers (as defined in Rule 16a-1 under the Exchange Act) and persons who own more than 10% of the outstanding shares of our common stock to file reports of beneficial ownership and changes in such ownership with the SEC. Based solely on our records and on written representations from certain reporting persons, we believe that each person who, at any time during 2016, was a director or officer (as defined in Rule 16a-1 under the Exchange Act) of our company or beneficially owned more than 10% of the outstanding shares of our common stock timely filed all reports required to be filed by Section 16(a) of the Exchange Act.

Other Information

Quorum

The holders of a majority of the shares of our common stock outstanding as of the close of business on the record date for the Annual Meeting, March 20, 2017, must be present in person or represented by proxy to constitute a quorum to transact business at the Annual Meeting. Stockholders who abstain from voting and broker non-votes are counted for purposes of establishing a quorum. A broker non-vote occurs when a beneficial owner does not provide voting instructions to the beneficial owner's broker or custodian with respect to a proposal on which the broker or custodian does not have discretionary authority to vote.

Who Can Vote

Only our stockholders of record at the close of business on the record date are entitled to vote at the Annual Meeting. As of that date, 84,049,574 shares of our common stock, par value $0.01 per share, were outstanding. Each share of our common stock entitles the owner to one vote on each matter properly brought before the Annual Meeting. However, certain shares designated as "Excess Shares" (generally any shares owned by a beneficial owner in excess of 9.0% of our outstanding common stock) or as "Special Excess Shares" pursuant to our Amended and Restated Certificate of Incorporation may not be voted by the record owner of those shares, but instead will be voted in accordance with Article IX of our Amended and Restated Certificate of Incorporation.

A list of all stockholders entitled to vote at the Annual Meeting will be available for inspection by any stockholder for any purpose reasonably related to the meeting at the Annual Meeting and during ordinary business hours for the ten days preceding the meeting at our principal executive offices located at 191 North Wacker Drive, Suite 1200, Chicago, Illinois 60606.

How to Vote

You may vote your shares in one of several ways, depending on how you own your shares:

Stockholders of Record

If you own shares registered in your name (a "stockholder of record"), you may:

 Vote your shares by proxy by calling (800) 690-6903, 24 hours a day, seven days a week until 11:59 p.m. Eastern time on May 17, 2017. Please have your proxy card in hand when you call. The telephone voting system has easy-to-follow instructions and provides confirmation that the system has properly recorded your vote.

OR

 Vote your shares by proxy via the website *www.proxyvote.com*, 24 hours a day, seven days a week until 11:59 p.m. Eastern time on May 17, 2017. Please have your proxy card in hand when you access the website. The website has easy-to-follow instructions and provides confirmation that the system has properly recorded your vote.

OR

 If you have requested or receive paper copies of our proxy materials by mail, vote your shares by proxy by signing, dating and returning the proxy card in the postage-paid envelope provided. If you vote by telephone or over the Internet, you do not need to return your proxy card by mail.

OR

 Vote your shares by attending the Annual Meeting in person and depositing your proxy card at the registration desk (if you have requested paper copies of our proxy materials by mail) or completing a ballot that will be distributed at the Annual Meeting.

Beneficial Owners

If you own shares registered in the name of a broker, bank or other custodian (a "beneficial owner"), follow the instructions provided by your broker, bank or custodian to instruct it how to vote your shares. If you want to vote your shares in person at the Annual Meeting, contact your broker, bank or custodian to obtain a legal proxy or broker's proxy card that you should bring to the Annual Meeting to demonstrate your authority to vote.

If you do not instruct your broker, bank or custodian how to vote, it will have discretionary authority, under current NYSE rules, to vote your shares in its discretion on the ratification of the selection of KPMG LLP as our independent registered public accounting firm for fiscal year 2017 (Proposal 2). However, your broker, bank or custodian will not have discretionary authority to vote on the election of directors (Proposal 1). As a result, if you do not provide instructions to your broker, bank or custodian, your shares will not be voted on Proposal 1.

Votes by Proxy

All shares that have been properly voted by proxy and not revoked will be voted at the Annual Meeting in accordance with the instructions contained in the proxy. Shares represented by proxy cards that are signed and returned, but do not contain any voting instructions, will be voted consistent with the Board's recommendations:

- ✔ **FOR** the election of all director-nominees named in this Proxy Statement (Proposal 1);
- ✔ **FOR** the ratification of the selection of KPMG LLP as our independent registered public accounting firm for fiscal year 2017 (Proposal 2); and
- ✔ In the discretion of the proxy holders, on such other business as may properly come before the Annual Meeting.

Questions and Answers

What is a proxy? What is a proxy statement?

A proxy is a legal designation of a person to vote on your behalf. A proxy statement is the document we must give to you when we ask you to sign a proxy. It is required by SEC rules. Our Board has designated our Chief Executive Officer, Raymond J. Lewis, and our Executive Vice President and Chief Financial Officer, Lori B. Wittman, as proxies for the Annual Meeting. By completing and returning the enclosed proxy card, you are giving each of these officers the authority to vote your shares in the manner you indicate on your proxy card.

Who can vote at the Annual Meeting?

You are qualified to vote on all matters presented to the stockholders at the Annual Meeting if you owned shares of our common stock at the close of business on the record date, March 20, 2017.

What is the difference between a stockholder of record and a beneficial owner?

The difference relates to how your ownership of our common stock is recorded. If your ownership is recorded in your name with our stock transfer agent, you are a *stockholder of record*. If your shares are held by (and in the name of) a broker, bank or other custodian, you are a *beneficial owner* of those shares.

What do I need in order to attend the Annual Meeting in person?

You are entitled to attend the Annual Meeting only if you were a stockholder of our company as of the close of business on the record date, March 20, 2017, or you hold a valid proxy for the meeting. In order to be admitted to the Annual Meeting, you must present photo identification (such as a driver's license) and proof of ownership of shares of our common stock on the record date. Proof of ownership can be accomplished through the following:

- ✔ a brokerage statement or letter from your broker or custodian with respect to your ownership of shares of our common stock on March 20, 2017;
- ✔ the Notice of Internet Availability of Proxy Materials;
- ✔ a printout of the proxy distribution e-mail (if you receive your materials electronically);
- ✔ a proxy card;
- ✔ a voting instruction form; or
- ✔ a legal proxy provided by your broker, bank or other custodian.

For the safety and security of our stockholders, we will be unable to admit you to the Annual Meeting if you do not present photo identification and proof of ownership of shares of our common stock or if you otherwise refuse to comply with our security procedures.

How do I revoke a vote?

If you are a stockholder of record, you can revoke your prior vote by proxy if you:

- ✔ execute and return a later-dated proxy card before your proxy is voted at the Annual Meeting;
- ✔ vote by telephone or over the Internet no later than 11:59 p.m. Eastern time on May 17, 2017;
- ✔ deliver a written notice of revocation to our Corporate Secretary at our principal executive offices located at 191 North Wacker Drive, Suite 1200, Chicago, Illinois 60606, before your proxy is voted at the Annual Meeting; or
- ✔ attend the Annual Meeting and vote in person (attendance by itself will not revoke your prior vote by proxy).

If you are a beneficial owner, follow the instructions provided by your broker, bank or other custodian to revoke your vote by proxy.

How are proxies solicited, and what is the cost?

We will bear the cost of soliciting proxies by or on behalf of our Board. In addition to solicitation through the mail, proxies may be solicited in person or by telephone or electronic communication by our directors, officers and employees, none of whom will receive additional compensation for these services. We may also, in the future, engage a proxy solicitor to distribute and solicit proxies on our behalf and will pay the proxy solicitor a fee plus reimbursement of reasonable out-of-pocket expenses for those services. We will also reimburse brokers and other custodians for their reasonable out-of-pocket expenses incurred in connection with distributing forms of proxies and proxy materials to beneficial owners of our common stock.

What is householding?

To eliminate duplicate mailings, conserve natural resources and reduce our printing costs and postage fees, we engage in householding and will deliver a single set of proxy materials (other than proxy cards, which will remain separate) to our stockholders who share the same address and who have the same last name or who consent in writing, unless we have received contrary instructions. If your household receives multiple copies of our proxy materials, you may request to receive only one copy by contacting Broadridge Financial Solutions, Inc. at (800) 542-1061 or in writing at Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Similarly, if your household receives only one copy of our proxy materials, you may request an additional copy by contacting Broadridge as indicated above. We will deliver the requested additional copy promptly following our receipt of your request.

Other Matters

The affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting will be necessary to approve any other proposal that may properly come before the Annual Meeting. Accordingly, abstentions will have the same effect as votes against any such proposal, and broker non-votes will have no effect.

Our Board is not aware of any matters that are expected to come before the Annual Meeting other than those set forth in the Notice of Meeting and described in this Proxy Statement. If any other matter should properly come before the Annual Meeting, the persons named in the accompanying form of proxy, or their substitutes, will have discretionary voting authority with respect to any such stockholder proposal.

No dissenters' or appraisal rights are available with respect to the proposals presently being submitted to the stockholders for their consideration at the Annual Meeting.

Requirements for Submission of Stockholder Proposals, Director Nominations and Other Business

Under SEC rules, any stockholder proposal intended to be presented at the 2018 Annual Meeting of Stockholders must be received by us at our principal executive offices at 191 North Wacker Drive, Suite 1200, Chicago, Illinois 60606, not later than December 8, 2017 and meet the requirements of our Bylaws and Rule 14a-8 under the Exchange Act to be considered for inclusion in our proxy materials for that meeting. Any such proposal should be sent to the attention of our Corporate Secretary.

Under our Bylaws, stockholders must follow certain procedures to introduce an item for business or to nominate a person for election as a director at an annual meeting. For director nominations and other stockholder proposals, the stockholder must give timely notice in writing to our Corporate Secretary at our principal executive offices and such proposal must be a proper subject for stockholder action. To be timely, we must receive notice of a stockholder's intention to make a nomination or to propose an item of business at our 2018 Annual Meeting of Stockholders at least 120 days, but not more than 150 days, prior to the anniversary of the date of the Annual Meeting (May 18, 2018). As such, any notice not received between December 19, 2017 and January 18, 2018 will be considered untimely. However, if we hold our 2018 Annual Meeting of Stockholders more than 30 days before or after such anniversary date, we must receive the notice not earlier than the 150th day prior to the 2018 Annual Meeting date, and not later than the 120th day prior to the 2018 Annual Meeting date or the tenth day following the date on which we first publicly announce the date of the 2018 Annual Meeting, whichever occurs later.

For any other meeting, we must receive notice of a stockholder's intention to make a nomination or to propose an item of business not later than the 30th day prior to the date of such meeting or the tenth day following the date on which we first publicly announce the date of such meeting, whichever occurs later.

Notices relating to director nominations and other stockholder proposals must include (among other information, as specified in our Bylaws):

✔ as to each person proposed to be nominated for election as a director, all information relating to that person that would be required to be disclosed in connection with the solicitation of proxies for election as a director pursuant to Section 14 of the Exchange Act;

✔ as to each other item of business, a brief description of such business, the stockholder's reasons for proposing such business and any material interest that the stockholder or any of the stockholder's associates may have in such business;

✔ as to the stockholder giving the notice, the stockholder's associates and any proposed director-nominee: the name and address of such person; the class, series and number of all shares of our capital stock owned by such person (and the name of the record holder, if beneficially owned), the date the shares were acquired and any short interest of such person in our securities; whether and to what extent such person has engaged in any hedging or derivative transactions in our securities or has entered into any proxy, contract or understanding relating to voting our securities during the preceding 12 months; and the investment strategy or objective of such person;

✔ to the extent known by the stockholder giving the notice, the name and address of any other stockholder supporting the proposed director-nominee or other business; and

✔ a representation that the stockholder giving the notice intends to appear in person or by proxy at the meeting.

The persons appointed as proxies for our 2017 Annual Meeting will have discretionary voting authority with respect to any director nomination or other stockholder proposal that properly comes before the meeting.

Additional Information

A copy of our 2016 Form 10-K and our 2016 Annual Letter to Shareholders accompanies this Proxy Statement. Stockholders may also obtain a copy of our 2016 Form 10-K, excluding exhibits, without charge, upon request to our Corporate Secretary at Care Capital Properties, Inc., 191 North Wacker Drive, Suite 1200, Chicago, Illinois 60606. Copies of the exhibits to our 2016 Form 10-K will be provided to any requesting stockholder, provided that such stockholder agrees to reimburse us for our reasonable costs to provide those exhibits.

By Order of the Board of Directors,



Raymond J. Lewis
Chief Executive Officer

Chicago, Illinois
April 7, 2017

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Non-GAAP Financial Measures Reconciliation

Normalized Funds From Operations*

	For the Twelve Months Ended December 31, 2016
	(in thousands, except per share amounts)
Net income attributable to CCP	$ 122,743
Net income attributable to CCP per share	$ 1.46
Adjustments:	
Real estate depreciation and amortization	106,803
Real estate depreciation related to noncontrolling interests	(139)
Impairment on real estate investments and goodwill	18,157
Loss (gain) on real estate dispositions	(2,894)
Subtotal: FFO add-backs	121,927
Subtotal: FFO add-backs per share	$ 1.46
FFO (NAREIT) attributable to CCP	$ 244,670
FFO (NAREIT) attributable to CCP per share	$ 2.92
Adjustments:	
Income tax expense	752
Deal costs	3,086
Amortization of other intangibles	688
Loss on extinguishment of debt	5,461
Net gain on lease termination	(7,298)
Impairment on goodwill	3,636
Costs related to the spin	1,605
Other non-cash items, net	2,241
Subtotal: normalized FFO add-backs	10,171
Subtotal: normalized FFO add-backs per share	$ 0.12
Normalized FFO attributable to CCP	$ 254,841
Normalized FFO attributable to CCP per share	$ 3.05

* Totals and per share amounts may not add due to rounding.

Total Net Operating Income

	For the Twelve Months Ended December 31, 2016
	(In thousands)
Net Income	$ 122,765
Adjustments:	
Real estate services fee income	(6,595)
Interest and other income	(2,073)
Net gain on lease termination	(7,298)
Interest	50,168
Depreciation and amortization	107,561
Impairment on real estate investments and goodwill	21,794
General, administrative and professional fees	34,827
Deal costs	3,086
Loss on extinguishment of debt	5,461
Other expenses, net	4,384
Income tax expense	752
Gain on real estate dispositions	(2,894)
NOI	331,938
Addbacks:	
Real estate services fee income	6,595
Interest and other income	2,073
Total NOI	$ **340,606**

Net Debt to Adjusted EBITDA

	For the Twelve Months Ended December 31, 2016
	(Dollars in thousands)
Net income	$ 122,765
Adjustments for investments and dispositions during the period	(1,829)
Adjusted net income	120,936
Add back:	
Interest	50,168
Income tax expense	752
Depreciation and amortization	107,561
Impairment on real estate investments and goodwill	21,794
Stock-based compensation	6,941
Deal costs	3,086
Loss on extinguishment of debt	5,461
Gain on real estate dispositions	(2,894)
Net gain on lease termination	(7,298)
Acquisition depreciation	1,833
Transition services fee expense	1,605
Other non-cash items, net	2,126
Adjusted EBITDA	$ 312,071
As of December 31, 2016:	
Debt	$ 1,414,534
Unamortized debt issuance costs	18,466
Cash	(15,813)
Net debt (adjusted for unamortized debt issuance costs)	$ 1,417,187
Net debt to Adjusted EBITDA	4.5x

2017 ANNUAL MEETING OF STOCKHOLDERS

191 North Wacker Drive
Conference Center (10th Floor)
Chicago, Illinois 60606



191 N Wacker Dr
Chicago
W Ontario St
W Ohio St
W Grand Ave
W Kinzie St
W Randolph St
Washington Blvd
W Adams St
W Van Buren St
E Ohio St
E Randolph St
E Monroe St

DRIVING DIRECTIONS

From the North and Northwest (via I-90/94E) and the South and Southeast (via I-90/94W):

Take exit 51C – Washington Blvd E. Turn left (if coming from the North) or right (if coming from the South). Turn left onto North Wacker Drive. 191 North Wacker Drive is a few blocks north on North Wacker Drive on the right.

From the Southwest (via I-55N):

Take I-55N to I-90/94W. Merge onto I-90/94W. Follow the instructions above from I-90/94W.

From the West (via I-290E):

Take I-290E to I-90/94W. Merge onto I-90/94W. Follow the instructions above from I-90/94W.



Care Capital Properties℠